Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes a transcript of a presentation made to investors of The Toronto-Dominion Bank on June 16, 2010 and posted on the Bank’s website on June 25, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A TRANSCRIPT OF A PRESENTATION MADE TO INVESTORS OF THE TORONTO-DOMINION
BANK ON JUNE 16, 2010 AND POSTED ON THE BANK’S WEBSITE ON JUNE 25, 2010
TD BANK FINANCIAL GROUP
INVESTOR DAY: FOCUS ON TD BANK,
AMERICA’S MOST CONVENIENT BANK
JUNE 16, 2010
DISCLAIMER
THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS A TEXTUAL REPRESENTATION OF THE TORONTO-DOMINION BANK’S (“TD”) INVESTOR DAY: FOCUS ON TD BANK, AMERICA’S MOST CONVENIENT BANK EVENT, AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE EVENT IN NO WAY DOES TD ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON TD’S WEB SITE OR IN THIS TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE WEBCAST (AVAILABLE AT TD.COM/INVESTOR) ITSELF AND TD’S REGULATORY FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
FORWARD-LOOKING INFORMATION
     From time to time, the Bank makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank’s objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
     By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the current financial, economic and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management’s Discussion and Analysis (MD&A) in the Bank’s 2009 Annual Report. Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels; the ability to obtain the approval of the proposed transaction with The South Financial Group, Inc. by its shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
     We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank’s 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements. Finally, there can be no assurance that the Bank will realize the anticipated benefits related to the acquisition of the South Financial Group, Inc.
     Material economic assumptions underlying the forward-looking statements contained in this presentation are set out in the Bank’s 2009 Annual Report under the heading “Economic Summary and Outlook”, as updated in the First Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings “Business Outlook and Focus for 2010”, as updated in the First Quarter 2010 Report to Shareholders under the headings “Business Outlook”.
     Any forward-looking statements contained in this presentation represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities laws.

ADDITIONAL INFORMATION
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

CORPORATE PARTICIPANTS
Mushtak Najarali
Toronto Dominion Bank — Vice President — Investor Relations
Bharat Masrani
Toronto Dominion Bank — Group Head — US Personal & Commercial Banking
Stephen Boyle
TD Bank, America’ Toronto Dominion Bank — Chief Financial Officer — TD Bank
Brian Smith
Toronto Dominion Bank — Executive Vice President — Risk Management & BASEL
Walter Owens
Toronto Dominion Bank — Head — US Commercial Banking
Fred Graziano
Toronto Dominion Bank — Head — Regional Retail Banking
Nandita Bakhshi
Toronto Dominion Bank — Executive Vice President — Retail Money-In Products
David Boone
Toronto Dominion Bank — Executive Vice President
Mike Copley
Toronto Dominion Bank — Head, Retail Money-Out Products
CONFERENCE CALL PARTICIPANTS
Michael Goldberg
Desjardins Securities — Analyst
Rupal Bhansali
MacKay Shields — Analyst
Peter Routledge
National Bank Financial — Analyst
John Reucassel
BMO Capital Markets — Analyst
Robert Sedran
CIBC World Markets — Analyst
Chris Buonafede
Och-Ziff Capital — Analyst
Steve Theriault
Bank of America/Merrill Lynch — Analyst
Sumit Malhotra
Macquarie Capital Markets — Analyst
Brad Smith
Stone Cap Securities — Analyst
James Fotheringham
Paulson & Co — Analyst
Ohad Lederer
Veritas Investment Research — Analyst

PRESENTATION
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Good afternoon, everyone. If I can get your attention, we’re going to begin. Thank you, very much. Good afternoon, everyone. I’m Mushtak Najarali, and I’m Vice President of Investor Relations for the Bank. Welcome, to the TD Bank Financial Group Investor Day with a focus on TD Bank, America’s Most Convenient Bank.
Thank you, very much for joining us today. I know that many of you are from out of town so a special thank you for making the trip and taking time out of your busy schedules to join us. I also know that many of you are listening via the webcast or the phone, and I also thank you for taking the time to listen to us today.
I’m proud to say that this is third Investor Day that we’ve held on our US business. The objective of today’s session is to provide you with a better understanding of our strategy and priorities of our US business. It’s also an opportunity for you to meet and hear from our leadership team.
We’re very excited about today’s event and the future of the business. Our hope is that after today’s presentation you’ll also share our enthusiasm for the business. We’ll also be discussing how our US P&C business is working with TD AMERITRADE to create mutually beneficial growth opportunities for both firms. These sessions are not intended to provide an update on business performance or to provide a financial outlook for the coming quarter or year.
Before we get started, let’s address some disclosure issues. This presentation contains forward-looking statements, and actual results could differ materially. These statements are intended to assist your understanding of our financial position for the periods presented and the strategic priorities and objectives and may not be appropriate for other purposes.
Certain material factors and assumptions were applied in making these assumptions — in making these statements. For additional information please consult our latest annual and quarterly report available on td.com. These documents include a description of factors that could cause actual results to differ.
Here is the agenda for the afternoon. We’ll start with a presentation by Bharat Masrani, Group Head, US Personal & Commercial Banking and President and CEO of TD Bank, America’s Most Convenient Bank, who will provide a strategic overview of the business and key priorities. Then, you will hear from members of Bharat’s management team.
You’ll first hear from Steve Boyle, our CFO, followed by Brian Smith, who heads up our Risk Management and Basel. Then you’ll hear from Walter Owen, who heads up our Commercial — our Commercial business in the US. We’ll then take a Q&A with the first four presenters followed by a short break.
And after the break we’ll start with Fred Graziano, who’s the head of our Retail Bank, followed by Nandita Bakhshi, who’s head of Product Management, and finally David Boone, who is in charge of our relationship with TD AMERITRADE and also heads up our Wealth — our Mass Affluent Wealth segment. After that, we’ll have one final closing Q&A and then we’ll go to closing remarks.
With that, I will ask Bharat Masrani to join me at the front. Bharat?
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
Thanks, Mushtak, and good afternoon, great to see so many familiar faces in the crowd. On behalf of TD Bank, America’s Most Convenient Bank, welcome to today’s presentation. We appreciate the opportunity to update you on our journey to build a better bank in the US and look forward to taking your questions later this afternoon.
So, what are my key takeaways? We have an extremely attractive franchise up and down the east coast with over 1,200 stores from Maine to Florida including those of South Financial, the acquisition, which we announced on May 17th.
Our value proposition, centered on delivering legendary customer service and unparalleled convenience, provides us with a unique platform from which to grow. Our disciplined risk management culture at both TD Bank Financial Group and at TD Bank has served us well through this credit cycle and will continue to do so.
The macroeconomic environment in the US has been challenging over the past several years. There’s no denying that. You guys know that. Interest rates at near-zero levels have had a negative impact on deposit-rich banks like TD Bank.
Having said that, given the challenging operating environment, the worst since the Great Depression, we have performed exceptionally well. We have grown our loans, deposits, fee income, continued to invest in the — for the future in our stores, our brand and our people. And we have remained profitable at a time when many banks in the US have either lost money or failed outright.
Our return on risk-based capital, which reflects our ability to grow the bank organically, has been strong in the mid-20% range. Although we have been and continue to be a positive outlier from an asset-quality perspective, elevated PCLs have also had a negative impact. You’ll hear more about this from our CFO, Steve Boyle, but if our PCLs in the US were to normalize our returns would increase significantly.
But, we would not stop there. We have a series of initiatives that you will hear from today designed to optimize our franchise and accelerate our organic growth. Combined, these initiatives are expected to materially add to our bottom line over the next few years as well.
One point I’d like to clarify is that you’ll hear a lot today about how we consistently out-perform the market to take share. At the same time, you will hear that in certain areas we are under-penetrated with significant opportunity for growth.
How do you reconcile the inherent contradiction? Let me explain. When we talk about performance, as a general rule, we’re referring to deposit-gathering activities, particularly checking accounts. Legacy Commerce consistently outgrew the competition from a deposit perspective, which is one of the reasons our loan-to-deposit ratio is one of the lowest in the industry.
Now that the integration is behind us, we can turn our attention to leveraging our deposit customer base by cross-selling other products and services. Historically, this has not been a priority at either legacy institutions, hence the significant upside.
In addition, many of our stores — in fact, nearly 200 are considered maturing in less than five years old. It is not surprising that there is significant opportunity for deeper penetration in those stores as well.
I know we are in New York, but many of you are from Missouri, the Show Me State. So that’s our goal today, to show you how we intend to get there and to answer any questions you may have regarding our strategy in the United States.
We know from talking with many of you what’s on your minds. Through the integration, would we lose our ability to grow organically? Where we have under-penetrated and what businesses represent the greatest growth opportunities? What is our outlook for asset quality and how is our loan book performing, particularly in commercial real estate? What is our appetite for additional acquisitions?

How will we leverage our North American capabilities to accelerate our growth even faster or, taken as a whole, how will we improve our returns, both our operating return and return on invested capital over the next few years?
All good questions and ones that we will address today, we have left lots of time for questions so I look forward to the Q&A later on this afternoon.
Please, turn to slide seven. For those of you who may be new to TD, let me provide you with a brief history of our entry into the United States. In 2005, we acquired a 51% interest in Banknorth, a community bank headquartered in Portland, Maine, with a core competency in acquisitions, having completed 27 throughout its history.
In 2007, we took TD Banknorth private. Later that year, we announced our intention to acquire Commerce Bank headquartered in Cherry Hill, New Jersey, a bank with a legendary reputation of being one of the very few banks in the US able to organically grow year in and year out. In 2008, we closed on the acquisition.
2009, we completed our best-of-breed integration and came together as one bank, TD Bank, America’s Most Convenient Bank, under one brand, one management team, one model, one product set, Maine to Florida.
And we have not stopped there. In April, we acquired Riverside and two smaller Florida banks in an FDIC-assisted transaction and most recently announced our attention to acquire the South Financial Group headquartered in Greenville, South Carolina.
You’ll hear more about South Financial in a moment, but I want to remind you that the transaction is subject to both the regulatory and shareholder approval, and some of you — some of what you will hear today will be on a pro forma basis. Taken as a whole, we are extremely well positioned along the eastern seaboard and have a strong per from which to accelerate our growth.
Let me also provide you with some additional context regarding our journey over the past several years. I couldn’t be more pleased with our progress, particularly given the challenging operating environment in the US.
When you think back to the second half of 2008, it’s amazing to me just how much uncertainty there was. Major institutions failed. Financial markets seized up. The economic outlook was increasingly negative.
As we headed into 2009, the Great Recession took hold. House prices declined. The economy shrank. Businesses and consumers stopped borrowing. Unemployment rose to double digits. In response, many banks chose to look inward and contract. At TD, we took the opposite view.
At a time when other banks contracted their balance sheets and substantially curtailed lending, we grew our commercial loan book by taking relationship accounts from our competition.
When others stopped making mortgage loans, we made a commitment to our customers to help them finance their dreams and significantly added high-quality mortgages to our books. We continued to invest in our franchise by opening 33 new stores last year and are on track to add 32 new locations this year. And we grew our deposits at both our mature and maturing stores.
For those of you that have followed TD, you know we take a long-term view of how we run the business. We continuously invest in growth businesses. We build enduring franchises. In our view, this is the only way to create long-term shareholder value and we are on track to do just that in the US.

Please, turn to slide eight. This slide gives you a sense of our current scale on a pro forma basis, including South Financial. With more than 1,200 locations, we will be located in four of the top ten MSAs with access to nearly 55 million consumers within five miles of our stores.
We will be a top-10 deposit franchise in the US with over USD$120 billion in deposits with leading positions in most of our markets and significant growth opportunities in others, most notably DC, Boston, Miami and North Carolina. We will have a presence in 10 of the top 15 wealthiest states in the country. Taken as a whole, we have achieved significant scale along the eastern seaboard with excellent opportunities for growth.
Please, turn to slide nine. So, how will we continue to win in the US? I call this is our secret sauce slide. It’s really a combination of things, but it starts with a simple premise. We have a customer-centric model built on delivering a legendary experience and unparalleled convenience in our stores, online, our ATMs and through our 24/7 365-day call centers.
We refer to this as Wow! the customer. It is a true differentiator in US banking and one that is difficult to replicate. We then deliver that experience through a regional banking model designed to deliver the entire bank. It is a model that has proven to be extremely effective at driving organic growth across our entire franchise, including major banking markets like metro New York.
Combine these two key elements with a disciplined risk management culture, a more comprehensive suite of products to sell to our 6.5 million customers or, as fans as we like to call them, a strategic relationship with TD AMERITRADE and the capabilities of TD Bank Financial Group and you have a winning combination. It’s how we intend to optimize the franchise and accelerate our organic growth.
Please, turn to slide 10. Let me expand on our regional banking model as a key ingredient in our secret sauce. You’ll hear more of this from Fred and Walter as well. It’s — it all starts with the customer looking in rather than the bank looking out, a unique perspective in banking circles.
We then deliver the entire bank, including retail, commercial, wealth, insurance, mortgages, credit cards, through our stores with local teams empowered and incented to take a holistic view of the customers’ needs. Working together as a relationship team, we deliver the products and services that customers would need and want. It’s a model that creates a win/win for the customer and the bank.
Our regional banking model eliminates organizational silos and creates accountability at the local level for maximizing the growth opportunity of a particular market. It’s a concept that’s easy to articulate, I just did it, yet deceptively difficult to execute, which is why our competitors have not been able to replicate our model.
We implement the model through six regional presidents across our franchise. I know many of you met Greg Braca earlier today. Greg runs metro New York market for us, and he would be happy to take your questions later on regarding how the model works in practice.
Please, turn to slide 11. One of the unique aspects of the model is that when we achieve scale in a particular market, we are able to obtain a greater share of deposits than our store count would suggest. So, achieving scale in a deposit-rich state such as Florida was important to our growth plans and one of the reasons we acquired Riverside and announced the acquisition of South Financial.
Florida is the fourth largest state in the United States from a deposit perspective, and these acquisitions substantially accelerate our growth plans in that — in the state. At the closing of South Financial, we will be a top ten player with 169 stores, up from nine, three years ago — 169 stores. We had three in the state three years ago.
With respect to the Carolinas, we will be number four in South Carolina by deposits and will acquire a beachhead in North Carolina from which to grow. Carolinas are both excellent states in which to do business with strong demographic and population growth characteristics. We have consistently demonstrated our ability to take share in new markets like metro New York and DC and are confident in our ability to do so in the Carolinas.
Let me pause for a moment and give you an update on our acquisitions and our strategy going forward. Our FDIC-assisted transactions are going well, and we are on track for successful conversions by the end of our fiscal year. The South Financial Group acquisition is also proceeding on plan and is subject to both shareholder and regulatory approval, which we anticipate in the July or August timeframe.
Many of you have asked if we are interested in additional acquisitions. Let me first say we don’t need to anything as we have a fantastic platform from which to drive organic growth in the markets we are in. In addition, in the short term we have enough our plates and are busy with our existing integration and conversion planning.
Having said that, should a compelling opportunity come up, either an FDIC-assisted transaction or one where the risks are clearly understood and manageable, we would be willing to take a look - provided our current integration plans are finalized and well under way to execution.
Please, turn to slide 12. Looking forward, what do I see for our US strategy? I characterize it as a combination of tail winds and head winds. First the tail winds, we have a fantastic franchise from which to grow. Our brand, both from a customer and employee perspective, has never been stronger.
As the economy and the operating environment improve, we expect to see the benefit of normalized PCLs, which will flow directly to the bottom line. We have significant growth opportunities embedded in our maturing stores, nearly 200 of which are less than 5 years old. And as you will hear from today’s presenters, we have a number of optimization initiatives to increase our share of wallet and enhance our productivity.
So overall, we’re extremely optimistic about future. Having said that, we do see some head winds. First, although the economy appears to be improving, the recovery is fragile, as recent developments in Europe suggest. There’s additional uncertainty regarding how robust the recovery will be. But, as we have shown over the past several years, our model delivers relatively strong operating results, even in a challenging environment.
Second, as large banks in the US repair their balance sheets, we are likely to see increased competition. But, we are uniquely positioned to compete with any of these banks on a — and are happy to do so.
Third, the regulatory environment remains uncertain. Congress will likely pass some sort of financial regulatory reform in the coming months, although it’s too early to tell what the specific impact will be. Where there’s clarity, for example in the upcoming changes to Reg E governing overdrafts, we have solid mitigation plans in place. Taken as a whole, over the next few years we are well positioned to leverage tail winds while mitigating the head winds.
Please, turn to slide 13. Where does all this leave us, and what do our targeted earnings look like over the next three years or so? This slide shows you adjusted earnings since we entered the US, in US dollars. We have grown our earnings from USD$130 million in 2005 to over USD$780 million last year, through the worst economic downturn since the Great Recession while successfully completing our best-of-breed integration of two large banks.
Our goal is to improve our returns, both our return on risk-based capital and our return on invested capital, and we have set an earnings target of USD$1.6 billion over the next three years or so.
How do we plan to get there? Today’s presentations will provide you additional detail, but let me give you the headlines. If you were to take earnings in US dollars for the first half of 2010 and annualize them, this would give you a base of approximately USD$900 million, probably a good starting point.

As PCLs normalize, this could add another USD$300 million or so in earnings. Our recently announced acquisitions, including South Financial, are targeted to add another USD$150 million annually on a pro forma basis in 3 years. Lastly, our optimization initiatives and organic growth plans are targeted to contribute an additional USD$250 million in earnings.
Taken as a whole, over the next 3 years or so targeted earnings of USD$1.6 billion would translate into a ROIC of more than 8%, consistent with what we said when the Commerce transaction was first announced, and a strong return on risk-based capital in the mid-20% range.
In setting this target, we assume modest growth in the economy, given some of the uncertainty in the US, including the pace of the recovery and the regulatory environment. We also do not assume any material improvements in margins. Should the recovery be more robust or if rising rates over the next 3 years were to materially improve our margin, this would create an additional tail wind.
Please, turn to slide 14. Let me introduce today’s presenters. I’m thrilled, thrilled with the management team we’ve assembled in the US and would stack them up against any bank in the country. The team consists of senior bankers from both legacy organizations, TD Banknorth and Commerce, as well as TD Bank Financial Group and recent additions from major corporations in both the US and Canada.
First you’ll hear from Steve Boyle, our CFO. Prior to joining Banknorth in 1997, Steve was with Barnett Bank and prior to that Fleet Bank. Steve will discuss how we have out-performed our peers through this cycle and will provide additional detail on our growth targets.
Next, you’ll hear from Brian Smith, who heads up Risk Management in the US. Brian has over 22 years of experience at TD Bank Financial Group and is a seasoned risk management executive with global experience. Brian will give you an update on asset quality and what our loan book looks like.
Walter Owens, who runs Commercial Banking, will share with you how we will accelerate our growth in commercial and improved cross-sales. Walter joined us in 2008 from CIT, where he was President of CIT Corporate Finance. Prior to CIT, he was a senior executive at GE.
Following the Q&A, we’ll take a brief break and then Fred Graziano, head of Retail Banking, and Nandita Bakhshi, our new head of Product Management, will detail our optimization and share-of-wallet initiatives.
Fred has nearly 30 years of banking experience and joined the legacy Commerce organization in 1992, where he has held a number of senior positions on both the commercial and retail sides of the house.
Nandita joined TD Bank in 2009 as head of Money-In and was recently named head of Product Management. She has 20 years of experience at several large US banks, including Washington Mutual and Fleet.
Lastly David Boone, who manages our relationship with TD AMERITRADE, will give you an update on our plans to leverage this relationship for our mutual benefit as well as our plans in Wealth and Insurance. David joined the Bank in 2007 and has nearly 20 years of retail and consumer finance experience having joined from Loblaw’s in Canada where we successfully ran President’s Choice Financial.
So, as you can see, we have an extremely talented team all focused on implementing our growth strategy. In addition to today’s presenters, many other bank executives are here with us. I won’t name them all, but they are available to take your questions later on as well.
With that, let me turn it over to Steve. I look forward to taking your questions later on. Thank you.
Stephen Boyle — Toronto Dominion Bank — CFO, U.S. Personal & Commercial Banking

Thanks, Bharat. Good afternoon. I’m Steve Boyle, CFO of TD Bank, America’s Most Convenient Bank. I’m hoping you take two things away from my presentation, first that we have a solid road map to provide strong organic growth at superior return on risk-based capital. This is going to result in our improving earnings. We expect earnings to double over the next 3 years to USD$1.6 billion. Second, that our platform and our business model have out-performed the competition over this very difficult economic cycle.
Please, turn to slide 17. Despite our relative out-performance on credit, our 2010 results are still being impacted dramatically by the credit cycle. However, if you normalize for a PCL and simply double our first half-year performance, our 2010 net income run rate is USD$1.2 billion, largely on track with our original expectations at the time of the Commerce acquisition.
That represents a superior return on risk-based capital in excess of 25%. For reference, the estimates that we talk about today are based upon a series of assumptions that we’ve outlined on slide 94.
We’re carrying solid momentum into the second half of the year and are producing at that level of profitability while still making significant investments in the future. The key to our target over the next 3 years is to produce above-market organic growth at these strong returns on risk-based capital.
This is how we’ve delivered at TD Canada Trust since the merger in 2002 — consistent top line growth, positive operating leverage with lower risk and efficient capital usage. This is how we’ll deliver at TD Bank.
Over the rest of the afternoon, the team will show you how — through a combination of organic growth, franchise optimization and acquisitions — this will be achieved. While the analysis that the team has done would lead you to believe that these targets are conservative, we’ll still operating in very uncertain economic, legislative and regulatory environment. If the environment turns out to be more favorable, that would be a tail wind for us.
As I said, the key to our plan is organic growth, whether it’s on our existing base, de novo expansion or on new or proposed acquisitions. This is where the returns to shareholders are the strongest and where our model shines the brightest.
From our current base of approximately USD$900 million of adjusted earnings, we expect to add about USD$250 million post-tax from organic growth and optimization, another USD$150 million from acquisitions and proposed acquisitions, and USD$300 million should come from PCL normalization.
Let’s start with the PCL. As we can see in the next slide, the US banking environment was quite benign for a long period of time. In fact, from the mid-1990s ‘til 2008, losses were quite low.
While it’s generally acknowledged that our asset quality has held up exceptionally well in this cycle, the numbers here are striking and clearly demonstrate not only the strength of our strategy (in-footprint lending underwritten by us, personal guarantees, et cetera), but also the strength of our positioning in our risk appetite.
This slide presents TD Bank on an as-if pool basis over the last 8 years, excluding securities accounted for as loans. Our provisions as a percent of loans have been consistently about one-third of the industry as a whole.
Given our current mix of loans, we are targeting approximately 50 basis points of losses over the next cycle, somewhat higher than our historical experience but well below what we’re experiencing today. This should provide a USD$300 million annual tail wind to net income on an ongoing basis compared to the peak losses of the cycle, which we believe we are experiencing now.

The exact timing of the improvement is not certain, but we are certainly seeing positive signs in our own book as well as in the books of peer banks. Tempering that optimism is the concern that real estate losses may have a longer tail than other parts of the portfolio.
On a percentage basis, losses will likely be a bit better than this in the future as we would expect to have a higher percentage of residential real estate and mortgages in our portfolio in the future than we do today.
Let’s move on to growth. On slide 19 you see a high-level view of our balance sheet. We have created an enviable deposit franchise in the US. It’s not only large but, as Fred will detail, heavily skewed towards low-cost transaction accounts.
Our very low 44% loan-to-deposit ratio provides us with ample liquidity to grow our loan book and positions us well for regulatory reform on liquidity requirements. It also presents significant opportunities for global balance sheet optimization.
You can see that our 3-year target shows an improving asset mix to a still very low 50% loan-to-deposit ratio. That change is fairly gradual, reflecting our commitment to make sure that the pace of loan growth is not increased at the expense of asset quality. We have also reflected a reduction of the non-agency CMO exposure, further de-risking our balance sheet.
There’s significant potential for improvement in margins with such a deposit-heavy balance sheet, however we have targeted relative stability, given potential competitive interest rate and regulatory pressures and hope that our targets will turn out to be conservative.
The important point is that we don’t want to wait around for margins to improve. Our focus is on strong organic growth on both sides of the balance sheet. We have said — set forth growth targets here of 50% for loans and 30% for deposits, inclusive of pro forma acquisition growth.
In a moment, I will talk about where this growth will come from. But, before I do let me take a minute to discuss our non-agency CMO portfolio. We remain very comfortable with this portfolio. In fact, we feel like we’ve been ahead of the curve on this portfolio, making a significant mark at the date of acquisition, then establishing a general allowance later this year when the accounting rules changed.
The increased levels of impairment that we’ve seen in this portfolio reflect that we now have greater visibility into what [QSIFs] will experience the losses that we saw initially in the portfolio as a whole.
There are multiple layers of protection available to us for this portfolio, including the structure of the securities, credit reserves and discounts taken at acquisition and now the allowance for credit losses. Taken together, we feel we’re very well positioned against any potential losses.
Also, the market for these securities has again become active and we’ve sold some of this portfolio bringing up a significant amount of regulatory capital at our amortized cost. We’re confident that we made the right decision to keep this portfolio at the height of the liquidity crisis.
Please, turn to slide 20. This slide illustrates that we have a well-defined plan and are positioned to deliver superior organic growth. A combination of the proposed South Financial acquisition and our announced FDIC acquisitions should contribute about USD$11 billion of growth. The other USD$16 billion represents about half normal market growth and about half out-performance of the market. I’d like to preview how we are targeting to grow — outgrow the market organically. Fred Walter and Nandita will provide additional detail in their presentation.
In terms of commercial loan growth, we have specific strategies and investments planned to exploit high-opportunity segments and markets to drive incremental growth, including increased penetration in middle market and in the southeast.

Retail out-performance will be driven be deepening our strong core customer relationships to drive cross sales. As for pro forma acquisition growth, we are assuming robust growth after taking into the count — into account the runoff of non-core portfolios.
On slide 21, you see a well-defined plan that illustrates how we’ll deliver superior organic growth in deposits. In terms of deposits, we have tremendous embedded potential in our maturing and de novo stores. In fact, today about 20% of our stores are maturing, but over the next three years they should provide more than half of our regional bank deposit growth.
As you will see in Fred’s presentation, we plan to continue to open new stores and are target-adding in excess of 200 stores in 2010 through 2013. We feel that we have a tremendous opportunity to deepen our customer relationships through cross sales.
Our convenience and service model has been great at attracting new customers, but our goal is to move to the next level and better meet all of our customers’ banking needs. This will drive significant cross sales.
As for pro forma growth from acquisitions, we’re targeting strong growth after initially running off some high-rate deposits. TD AMERITRADE represents a great opportunity for the two organizations to provide a more complete set of products to each other’s customers.
Today, the vast majority of TD AMERITRADE customers would be a single service from a bank perspective. This provides a unique growth opportunity that few banks have available to them. Dave Boone will outline our TD AMERITRADE strategy later in the day.
Please, turn to slide 22. I want to spend a minute on some financial aspects of our recent FDIC-assisted acquisitions and our proposed acquisition of South Financial. We’re tremendously excited about the expanded footprint they give us to extend our model and to achieve profitable organic growth.
Our plan has several important aspects to it. First, we expect to be able to achieve solid synergies immediately upon systems conversion. While there’s some limited overlap, these are largely scale-related savings in the back office, one set of systems, processes, a greater buying power, et cetera. Despite significant investments in future growth, the acquisition should be accretive in the first full year. This should drive mid-teen ROICs as the investments take hold.
Finally, a planned — we’ve planned for a pretty rough credit environment in certain geographies and products. Should this turn out better than expected, we believe that there’s a significant potential for upside, particularly related to South Financial.
I think it’s critical to note that while we’re willing to invest additional dollars into acquisitions, we’re — to make sure those franchises are able to grow organically, we are not willing to accept sub-par returns on capital for the sake of growth.
How are we feeling a few weeks after announcement? Pretty well. As Fred will discuss, we’re happy with what we’re seeing on the ground at Riverside and we’re optimistic about South Financial as well. These are relatively low-premium deals for solid franchises that fit our model, provide good visibility on asset quality and that should create a good return for shareholders once they are fully assimilated into the bank.
Please, turn to slide 23. This slide shows that we have been taking significant loan market share and gives us great confidence that we can do so moving forward. Our strong franchise and fortress balance sheet positioned us to take share from the competition, a full 8% gap in growth in the most recent period, during the most severe contraction of lending in recent US history. As Brian will show, we achieved this growth while maintaining industry-leading credit quality.

We also outgrew peers on the deposit side of the balance sheet. We did this while improving our already-strong deposit mix with exceptional core deposit growth tempered by reductions in time and government banking deposits.
Although this is a fairly select peer group, we have probably out-performed commercial banks and the industry as a whole during this period, a result of our differentiated service and convenience model.
Since we have such a strong loan-to-deposit ratio, we don’t need to attract hot money to satisfy liquidity needs or to pay off expensive borrowings. We have none. This separates us from most of our peers. As such, we’re focused exclusively on profitable deposit growth. This can dampen our headline growth, but you can still see the capability of the franchise to gather deposits is immense.
So again, I hope you took away two key things from my presentation, first, that our platform and business model have delivered superior results over this very difficult economic cycle and, secondly, that we have a solid plan to deliver improved returns as we move forward based upon strong organic growth and superior returns on risk-based capital.
Now, I’d like to turn it over to Brian to discuss asset quality.
Brian Smith — Toronto Dominion Bank — EVP — Risk Management & BASEL
Thank you, everyone, and good afternoon. My name is Brian Smith, and I’m the head of Risk Management for TD Bank, America’s Most Convenient Bank. Today, I will provide you with an overview of our quality — of the quality and composition of our loan portfolio.
My goal is to have you walk away confident that our loan portfolio is strong and well-positioned to add to our earnings and franchise value going forward. There are four key messages I’d like to convey with respect to this credit portfolio.
First, we have a strong, disciplined credit culture, which enables us to build and sustain a solid franchise platform. This risk management mindset drives our behavior and ultimately our credit performance. Second, we have continued to grow our credit portfolio with higher-quality loans despite the very challenging market conditions.
Third, the financial strength and client service we demonstrated throughout this economic downturn positions us well to satisfy the higher demand for credit we expect to see as the economy improves and the lending environment normalizes. Lastly, we have targeted reduced PCLs from the improving portfolio risk — improving portfolio risk profile.
Now, let me go to a little deeper into each one of these takeaway items, starting with our credit culture. Please, turn to slide 28. As a foundation, both legacy Banknorth and Commerce were built on strong, disciplined risk management and have consistently out-performed their peer groups in terms of loan quality.
In an upcoming slide you’ll see our recent performance, but what I can tell you right now is that the historical loan loss analysis we’ve undertaken as part of our Basel II implementation initiatives has demonstrated that the combined legacy banks have actually out-performed their peers as far back as 1992.
We believe that this conservative risk management approach has been further strengthened by being part of the larger TD Bank Financial Group through improvements in resources, infrastructure, process and oversight.

On this slide, I’ve listed a couple of the key elements underpinning our lending approach. First, our lending is largely restricted to our geographic footprint where we can develop stronger and deeper relationships and where we have a better understanding of local market conditions.
I should note that our footprint region, primarily the US northeast, which includes the New England and mid-Atlantic region, has materially out-performed the rest of the country in this downturn on a variety of metrics, including housing where prices are 7% off the peak compared to 29% in the west and 16% to 17% in the Midwest and south, employment where the contraction here was about 4% or half of what was experienced in the west, and finally on commercial real estate where delinquency rates among CMBS issues in the northeast stood at 3.6%, again roughly half of the level experienced in other regions.
The next element of our disciplined credit approach is our prudent underwriting standards and our focus on transparent, vanilla products where the risks are easy to understand, identify and measure. We have no exposure to subprime mortgages in our loan book.
Lastly, we focus on our own network for origination. We don’t use brokers for new loans. Ultimately, we feel that over the long term, higher credit quality can be better maintained when you own and are accountable for both the origination efforts and the underwriting assessment.
Now, the elements of these — of — the elements of our approach listed on this slide are not mutually exclusive. They clearly complement each other. Because we focus on our footprint, we can develop deep and meaningful relationships with our clients enabling us to better understand their needs and, importantly, the risks they entail.
Now, the key takeaway here is that our strong credit and risk management processes results in a loan portfolio with sustainable quality and earnings. Now, let’s take a closer look at the loan portfolio. Please, go to slide 29.
The pie chart on the left gives you a snapshot of our loan portfolio. 37% is in personal loans, 60% is commercial lending, and the remaining 3% represents our recent our FDIC-assisted acquisition in Florida.
As you can see, we do have significant real estate exposure, and I’m going to speak about that in a moment. On the right side, as Steve highlighted, we have grown our portfolio over the past six quarters from USD$48 billion to USD$54 billion, out-performing our peers in this very difficult and challenging environment.
I’d like to emphasize and highlight that we’ve achieved this growth without sacrificing credit quality. Let me explain. Most of our growth has come from the personal lending and the bulk of which has come through lower-risk, conforming first mortgages. This growth has had a positive — has had the positive effect, rather, of improving our overall portfolio of credit metrics, notably lower debt-to-income ratios and higher FICO scores.
For example, the borrowers in our portfolio with FICO scores over 700 now stands at 82%, up 5% since the first quarter of 2009. Although commercial loan growth has been modest, I should highlight that despite the head winds of the recession, the proportion of highly rated accounts in our commercial portfolio has actually increased since the fourth quarter of 2008.
Contributing to this positive development is our higher exposure to the better rated healthcare and higher education sectors, which is a direct impact from our increased focus on our commercial origination efforts outside of real estate.
Risk management has strong alignment with Walter and our other business partners here today, and this alignment gives me comfort that our loan growth is and will continue to be underpinned by solid, sustainable credit quality.

Please, turn to slide number 30. As I mentioned earlier, I wanted to provide a little more perspective on our real estate exposure, which has been an area of focus for us over the past 36 months.
Firstly, the bulk of our non-performing loans within real estate have been in the residential for-sale segment, which comprises largely land development and single-family and multi-unit construction loans. I should point out that this segment represents a subset of the residential real estate exposure identified in my earlier slide.
Our exposure to residential for-sale segment has been a concern for some time, and we’ve been actively managing it down. On the graph on the left, you can see that our residential for-sale exposure has declined by USD$800 million since the second quarter of 2009. Our non-performing assets have also begun to subside in this segment. We are expecting further reductions as we move through the summer selling season.
Although not apparent on these slides, I’d like to highlight that as a result of our relationship-based focus — our relationship-focused approach to lending, a high percentage of our residential for-sale exposure benefits from personal guarantees. The guarantees can materially reduce defaults and loss rates.
The level of non-performing loans within the other commercial real estate sector has been increasing, but it remains materially lower than in the residential for-sale sector. While our residential for-sale sector represents 9% of our commercial real estate portfolio, it represents 55% of the non-performing commercial real estate loans.
As a cautionary note, the loan loss performance of other commercial real estate can lag the economy. This can occur because of, one, the inherent, lengthy development cycle, which can result in increased supply being added during a market downturn and due to the fact that the longer-term — the nature of the underlying leases, which can potentially delay the resetting of property cash flows and occupancy levels.
Consequently, we expect our losses in other commercial real estate will remain elevated as the year unfolds and will likely partially offset expected improvements in the credit performance of other sectors. That said, we’ve subjected our commercial real estate portfolio to extensive stress testing, and we remain comfortable that we will hold losses in this sector at a manageable level.
Please, turn to slide 31. So, let’s turn now to the aggregate loan portfolio. There are two — a few key items I’d like you to take away from these slides. First, as you can see on the left, our level of non-performing loans is cresting and we expect that level to reduce as the economy continues to gain strength. I’d also highlight that our level of non-performing loans is materially below that of our peers, providing further evidence of our conservative credit culture.
On the right, our net charge-off rates continue to climb. However, this is typical for this stage of the credit cycle, given that charge-offs tend to be a bit of a lagging indicator. We expect net — the net charge-off rate to moderate during the year as recoveries increase and new formations of non-performing loans decline.
Again, while our charge-off trend has been consistent with our peers, our levels are materially lower, again a testament to our strong risk management approach. The takeaway here is that with the improving credit environment, we are targeting much lower PCLs.
Please, turn to slide 32. In closing, I would like to reiterate a couple of my few — a couple of my key takeaways from my presentation. We have a strong and disciplined risk management processes, which have been engrained throughout the legacy organizations for many years and further strengthened as — by being part of the larger TD Bank Financial Group family.
This mindset has largely been responsible for the satisfactory state of our credit portfolio and our favorable performance relative to our peer group throughout the downturn. With our strong financial position and reputation, we are well positioned for continued high-quality loan growth as the economy improves. Going forward, we are targeting to see reduced PCLs from an improving credit environment.
Thank you, very much for your attention, and I will now pass the presentation over to Walter Owens, who will discuss Commercial Banking.
Walter Owens — Toronto Dominion Bank — Head — US Commercial Banking
Good afternoon, everyone. My name is Walter Owens, and I head up the Commercial Banking business for TD Bank in the US. Today, I’d like to start off by just talking about a few things that I’d like to cover with the team.
First is the power of the Commercial Banking model. I think you’ll get that as I tell the story of the last couple of years. Second, give you a good sense of our recent performance over the last 18 months. And then end with some exciting growth opportunities we have to build our organic growth capabilities.
Quite frankly, as I look at the combination of TDBFG’s strong financial strength, combined with our leadership and — as well as our relationship-driven model, I clearly see that as a winning formula for growth in the US. So, let’s take a look at page 34 and look at our key takeaways.
They — our key takeaways really focus on TD’s Bank’s — TD Bank’s strong operating performance and really is looking at three things. First, we want to further penetrate key markets we know well. Secondly, we want to optimize our model and we see a chance to really increase the capacity of our organization. Lastly, we want to penetrate our customers’ share of wallet.
Now, I think Bharat did a good job in terms of talking about our relationship-driven model forms the foundation for our success. Quite frankly, it’s our competitive advantage and a lot of other organizations talk about relationships. At TD Bank, we deliver on it.
I think, just as importantly, it also allows us to think about our organic growth strategies as lower execution risk because the foundational pieces are already in place. Now, our organic growth plan also takes into account what Steve talked to you about, which is the powerful impact deleveraging has had on the Commercial business.
As we look out at other banks’ forecasts, we’re here to tell you that our internal view is a slow growth commercial loan book in which we see the average industry growth rates of around 4% going forward. So, we think deleveraging is not only an issue today but will continue for the short two to three-year period as we look forward. Should deleveraging become less of an issue, we clearly think we can gain some of that upside and gain our fair share.
But now, on page 35 let’s take a look at TD Bank’s Commercial business model. As you can see on this slide, we’re a full-service provider of commercial banking products. We serve the small to larger middle markets, so customers up to US$D5 billion in revenue sizes. We have a broad and proven product set, and we have very experienced bankers that are geographically deployed across our regional footprint.
Now, let’s talk about how we compete. We compete by bringing the entire bank to a customer, and I think you heard both Bharat and Steve talk about this. So, the question is how do we do it? Well, I’m going to show you how Retail and Commercial work seamlessly together.
Here’s the good news from an efficiency standpoint. Not only do I have 500 bankers, I have 1,100 store managers actively out in the marketplace looking for commercial opportunities. I think Brian showed you that this relationship-driven model has been very, very effective on the risk side of the equation.

So, let’s take a look at some of the data that we’ve been able to get out in the marketplace at how well we do in terms of driving strong customer relationships. On slide 36 what you’ll see is graphs from Greenwich Associates, which is a well-known consulting firm to the financial services industry, and these results are from their 2009 survey of companies from US$D10 million to USD$500 million, kind of the sweet spot for TD bank.
As you can see on this chart, they measure two things, excellent customer satisfaction and penetrating a share of wallet. The goal obviously is to be in the upper right quadrant. Now, I also selected two mature markets for you, which are the homes of our legacy banks, Commerce Bank in metro Philly and TD Banknorth in northern New England.
I think we’re very proud as — to the positioning of both of those markets and I think Greenwich data, which is very accurate and used by all financial institutions, is a very good indicator of our model in action. I think it’ll become very important when I talk to you about our emerging growth markets to see how this organization that we can use in other markets can drive further penetration of wallet.
So now, let’s take a look at our recent performance on — starting on slide 37. There’s a lot to say on this slide, even though we have no words. Let me take you through it. I think as I looked at this, and this is the first 18 months that I’ve been with the company, I’ve never seen anything like this in my life.
Though 2% growth typically would be considered anemic, but 2% growth over the last 18 months is I think pretty powerful, given what’s gone in the marketplace. So, why don’t we take a look at the right-hand side of this chart?
What you’re finding here is that the industry average, which is the top 100 US banks in the US, they’re loans outstanding have declined on average 18%. To put even more historically, point to point it’s down 28% over the last 18 months.
Now, I’ll put into more perspective. Over the last really 50 years, since World War II, there’s only been two periods where it’s been negative and it’s never exceeded 10% drops. Okay? So deleveraging is a real issue, and contrary to popular notion that it’s a supply-driven phenomenon it’s absolutely not the case. In the last 12 months, all banks are basically back in the marketplace, and it’s clearly a demand-driven event.
So, you try and look for the upside. The positive is, and it’s been well reported, cash balances at corporations are at all-time highs. I think it’s USD$1.7 trillion, and the average is up 26% year over year.
So, what we’ve realized is companies are not looking for as much credit as they used. They’re not using high leverage and cheap spreads to drive their business. Rather, they’re being very smart in terms of timely use of their cash and managing their businesses very, very tightly. So, we see that as an opportunity on our cash management side to drive fee income.
Now a little bit about TD during this environment, two facts for you on the left-hand side of the chart, while it’s a 2% growth rate we had some very powerful things happening inside of our portfolio. Our revolving line usage year over year in 2009 was down 12%. That’s a head wind right out of the gates.
Secondly, when you looked at our upper middle-market group, in 2010 our loans are down 34% because of the twin impact of deleveraging in a very, very hot bond market, which has been refinancing bank loans. So, then the question would be we’ve had to work very, very hard in order to gain this 2% increase, so the question is how do you do this without compromising your risk standards.
I think, Brian, you did a good job in terms of taking the group through it. A couple of things happened. One is being part of TDBFG absolutely made a difference. People want to do business with a very strong institution in tough times.

Secondly, the strength of TDBFG allowed us to continue to originate in this environment and drive some high-quality names onto our balance sheet. Brian, I think you said that it’s primarily centered in both the healthcare, higher end and upper middle-market space, marquee names in which we got a significant share of deposits along with those loans that we’d made. So, we feel very good with what TDBFG has brought to the table.
In terms of our portfolio and the risk ratings, our weighted average risk rating remained relatively unchanged throughout this entire period, as we discussed earlier, principally by the impact of all of these high-quality names that we’ve been able to put on over the last 18 months.
So now let’s talk about the other levers of profitable growth, not just loans outstanding, and show you some of the performance that we’ve had to date. Now, Steve talked to you a bit and so did Brian in terms of our credit quality. It’s something we’re very, very proud of on the business side of the equation as we continually monitor our performance from both — in two perspectives.
One is from a non-performing loans to total loans, and you can see that performance on the upper-hand right side of this chart. Also we look at charge-offs, so commercial charge-offs have not exceeded 110 basis points throughout the entire historic downturn. Quite frankly, 110 basis points is a terrific number for many commercial banks, even in the best of times. So, we’ve really kept our eye on the ball from a risk perspective.
Let’s also take a look at the pricing side of the equation. Here on the bottom right, you’ll see our overall pricing performance and compared to market. Let me tell you a little bit more about this. Great saying, a rising tide floats all boats.
So, most banks today are telling analysts that they’ve all been able to increase their margins. But, let me tell you how we’ve been able to do it and continue to beat the market averages.
S&P has a terrific private pricing service in which 14 regional and major banks participate, and we’re able to measure our margins compared to current market competition and also measure this both in terms of products, so whether it’s commercial real estate or C&I loans, and also the risk ratings of those products — a very highly accurate benchmark.
What you can see is, in the past we had a 10-basis-point premium in comparison to the market on a transactional, risk-adjusted basis. Through a very disciplined effort over the last 18 months, we’ve been able to increase that premium from 10 to 27 basis points. Okay the team’s done a terrific job. Underneath all this what it tells me is we’re winning deals, not on price. We’re winning deals based on relationships, and that’s pretty powerful.
Now, let’s take a look at our deposit performance. You can see here in terms of commercial deposit performance, we have been up 12% on an average basis over the last 18 months. Clearly, there’s been a flight to quality, but I think you need to peel underneath that and it’s not just about safety and soundness.
As we look at it, we grew the total numbers of customers, and we’ve effectively cross-sold deposits with loans. In fact, in 2010 we’ve acquired two — I’m sorry, 872 new customer relationships alone and we further penetrated the higher — higher end — higher — higher end, healthcare as well as the higher, upper end market of the middle market. So, we think we’ve got marquee relationships, and we’re certainly seeing a significant cross selling of deposits.
Now on slide 40, I’d like to give you an example of our business model in action. For me, this is a kind of personal story that after 4 months with TD Bank and asking Bharat what the secret sauce was I had an opportunity to go visit B&H Photo with Greg Braca, our New York Regional President, and for those of you that don’t know B&H it’s a fantastic retailer of audio and visual products, and they pride themselves on their customer relationships and outstanding customer service.

So, before I went up to see the senior management team they asked me to go for a store tour and, of all things, the store manager is the person that explained the secret sauce to me. Here’s his basic story.
He told me that they had been watching our store managers. We had a store across the street, and they were very, very impressed with their level of service. So, they entertained our store manager when she came across the street and said she wanted to talk about the commercial relationship. She came armed with some knowledge that they were very dissatisfied with their long-term bank and might be open to a change.
She — she brought together both the commercial and retail side of the business, and you can see on the right-hand side of the chart she won the relationship. I walked away dumbfounded because I thought our corporate banker that was with me that day was the one that was responsible, at least he told me that on the way over, so I sent a great note to the store manager.
Better yet, I went back talked with Fred and Bharat and said there’s a way to take this to the next level. What we’ve done effectively is specialty lending, commercial real estate, ABL, equipment finance were all operating outside the regional footprint. But, we decided to make a change.
We said how about if the Regional Presidents owned all commercial products and we push all of them through the regions, and we made that change about 10 months ago. I can tell you unconditionally that not only did the work well with half a commercial, now that we have all of commercial going through the footprint I couldn’t be prouder of the organization and the ability to harness and make this work from a Regional President and product perspective. So just a terrific story, and there’s countless others. But for me, that was a very personal one.
So, let’s talk about our growth strategy. On slide 41 you can see, based upon the numbers that I’ve given you, we’re looking to outgrow the market. Our forecast for loans is about a 4% average growth over the next three years. For deposits, we see deposit growth moderating as people start to use the cash that they’ve built up, and we see about a 3% rate over the next three years.
So, I think the key question everybody has in the audience if you, along with many of your other peers, are looking to grow above the market how are we going to do it. What I would say is we would go back to what’s made us successful in the past: a scaled commercial organization, networks of regional relationships, a collaborative culture and our expansive store network.
So, let me take you through a quick summary of our four organic growth initiatives. First, we’re going to talk about a couple. We’re going to further penetrate markets where we have a strong foothold but significant room to grow.
Secondly, we’re going to talk about optimizing our franchise and its ability to grow now that the integration from Maine to Florida is basically complete. I think both of these major initiatives are smart next steps, but I think more importantly they leverage the current strengths of that organization and, therefore, I see them as much lower execution risks than some other things that we could have thought through and tried to plan for.
So let’s talk about each one of these, starting with our capacity to grow. On slide 42, the integration, and I must admit we picked a great time to have the integration. In the height of the recession while others were distracted, it allowed us to look inward and we also decided take a fresh approach and try and figure out how we could make the model better, how could we optimize it?
We kept it pretty simple, and we thought about two things that we could do. First, our lenders had been brought inward, trying to think through new processes and procedures in bringing two banks together. So, we started a process of trying figure out how do we leverage these lenders and get them back out onto the street.

We looked at a capacity model, put in more mid- and back-office support. We’d been at this for two years. We put technology to work, and we feel really good that we have line of sight today for a 30% lift in our capacity, given the current levels of where we are today.
Secondly, we decided to focus on our lenders. Here, we’re doing some very simple but basic things. First, we’ve decided leverage a lender with a portfolio manager and don’t have the lender try and do everything and get them back out in front of customers.
Secondly, we’re going to invest money in the quality of our lenders and focus on both their selling skills as well as their relationship-building skills. We think the combination of these two factors clearly can see us growing in our mature markets by USD$4 billion over the next three years.
So now, let’s talk about further penetrating markets, our second initiative, on slide 43. Here’s where I’m going to bring back the Greenwich survey data and show you two different regions and how we plan on using our great customer model to our advantage.
As you can see on this slide, I’m showing you New York as a growth market and DC, Boston and Florida as emerging markets. So let’s about them separately. I know for those of you on that store tour today you’ve heard the tremendous growth. In fact, they have USD$5 billion in loans and USD$4 billion in deposits when you think about the New York region, clearly one of our largest regions already.
But, given the size of the market, I think we’ve really only scratched the surface and I think with the New York team under Greg Braca we can clearly outgrow the market averages over the next three years.
Let’s talk a little bit about Boston and DC, today relatively small footprints, 37 stores in DC, only 10 stores in Boston. But, here’s the good news. From a commercial banking side we’ve been hard at work investing in building our capabilities, so we feel we have good teams in both of those cities.
We have over USD$1 billion of loans and deposits in each one of those areas, and we also feel very good about being able to outgrow the market over the next three years. Perhaps our most exciting would be Florida. As we think about Florida, we had about USD$0.5 billion of loans, USD$300 million of deposits for Florida, and now we have Riverside and soon to be announced or completed South Financial.
You can see when you listen to Bharat and Steve talk about the size and scope of Florida and the Carolinas, we clearly see an ability to grow in our emerging and growth markets at least USD$2 billion over the next three to five years — very, very exciting growth opportunity.
Now, let’s talk a little bit about a different market. So when we take a look at the middle market, everybody has a different view of what the middle market is. Quite frankly, it’s probably best if I just describe it to you from TD’s perspective, which is it’s for revenue sizes from USD$10 million to USD$5 billion.
You can see on the left-hand side of this chart the market was significantly impacted by the liquidity and deleveraging crisis, but it’s starting to come back. You can see the year over year from May ‘09 to ‘10. It’s starting to creep back, and we fully expect it to come all the way back to more normalized levels of ‘04, ‘05 and ‘06.
So, when we think about our position in the market on the bottom left of this chart, you can see we had a decent-sized business, USD$6 billion of outstandings, yet we really lacked a complete product capability, to serve the upper end of that range. When I talk about the upper end of the range that would be for businesses in the USD$250 million to USD$5 billion category.
Now, the good news of being part of TDBFG, TD Securities delivered instant capabilities from a product perspective. Now, with the reorganization underneath TD Bank we feel very, very confident of our ability to fully penetrate the middle market, a terrific space, one that works very well with our regional framework and one in which we can drive lead relationships through these strong regional customer networks.
So now, I’d like to talk about our last initiative, which is increasing our share of wallet. Once again, I feel very good about this particular organic growth opportunity as the key foundational drivers for success are really already in place here.
Collaborative culture and a desire to deliver the whole bank, remember B&H Photo. This is best demonstrated I think in terms of historical success. If you look at deposits and loans, today we have 80% of our lending relationships come with the deposits.
So, we know we can do this. The question is now how do we take the broad product scope being delivered by being part of TDBFG — whether it’s TD Insurance, TD Wealth, TD Securities — and, in fact, continuing to cross-sell TD Bank products. It’s never been more attractive and, quite frankly, low-risk from an execution perspective if you really think about this as a tactical plan.
So, what is our plan? A couple of things I thought I’d just take you through is we’re going do all the basics, so we’re going to align our incentive systems. We’re going to provide product-awareness training. We’re going to assign specific cross-selling targets. Maybe a little bit different here is not just the lenders. We’re also going to assign it to store managers. We’re going to allow our product experts to go across the regional organization, and I think that’s really the key point.
Silo mentality in a lot of large banks make cross-selling sound really attractive, but if you don’t have the culture of collaboration you’re not going to cross those lines. We don’t have that issue at TD Bank. The good news for investors, cross-selling success for TD Bank really depends on just simple execution and not an overly complex or unique strategy.
So, those are the four key growth opportunities that we see in front of us. Let me wrap up with the key messages for Commercial Banking. In summary, TD Bank is targeting to out-perform the market based on a strong regional banking model that delivers superior customer satisfaction.
With the integration now behind us, we’re keenly focused on smart growth by further penetrating markets we know well, by optimizing our franchise through capacity enhancements and, lastly, by capturing more of our customers’ share of wallet. Each of these initiatives capitalizes on our organizational strengths and requires solid execution skills. To me, this translates into a growth plan you can bank on.
Thanks for listening, and now I’d like to bring up Mushtak once again.
Mushtak Najarali — Toronto Dominion Bank — VP — IR
Thanks, Walter. It’s now time for our first Q&A session, so if I can ask Bharat, Steve, Brian and Walter to come join me up here that would be great. We’ll just need a minute to set up, so I appreciate your patience.
Excellent. So, it looks like we’re ready. Why don’t we start in the room here, questions in the room? There’s a question in the back.

QUESTION AND ANSWER
Unidentified Audience Member
The questions — the first one, on slide 41 you talk about 8% commercial growth, the CAGR the next three years. Comparing that with slide 19, which calls for 50% total loan growth the next three years, I’m curious what makes up the difference. Then secondly, could you just elaborate on any shared national credit exposure that you have? Thank you.
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
(inaudible — microphone inaccessible) Was it your slide that had the contradiction, or —?
Stephen Boyle — Toronto Dominion Bank — CFO, U.S. Personal & Commercial Banking
Yes, that was mine. I think that the big difference is ones a compound annual growth rate and the other one’s a total growth rate over this period. The other one — mine includes acquisition growth, and Walter’s excludes acquisitions.
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
That’s key to that. The business presentations you will see does not include the acquisitions.
Walter Owens — Toronto Dominion Bank — Head — US Commercial Banking
On the shared national credits, are you asking do we have shared national credits in the portfolio?
Unidentified Audience Member
Right, and what’s their performance been like?
Walter Owens — Toronto Dominion Bank — Head — US Commercial Banking
Well, I think I’ll start off and then, Brian, maybe you could take it from there. The answer is, yes. We do do shared national credits. They would be in our upper middle-market group. We have specialty lending groups in commercial real estate, asset-based lending and corporate lending, but we have resident experts in each one of those areas that would originate those types of transactions, always principally centered on a relationships. So, we do have those.
In terms of performance, Brian, why don’t I turn that over to you?
Brian Smith — Toronto Dominion Bank — EVP — Risk Management & BASEL

Well, that segment typically out-performs some of the — in the portfolio. I don’t have the details here, but I would think — I’m being pretty comfortable to say that that — we’ve not had the issues in that portfolio that we may have had in other portfolios. So, I’m really reasonably comfortable with that portfolio.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
We can follow up with specifics on that.
Unidentified Audience Member
Thank you.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Thank you. Next question? Here, Michael Goldberg?
Michael Goldberg — Desjardins Securities — Analyst
Bharat, your earnings growth objective that you set out doesn’t seem to assume any increase in interest rates. Is that correct? And if so, could you give us some idea of sensitivity if interest rates actually do increase and you can get the benefit of increased margin on your deposits as well?
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
I’ll let Steve give you the exact detail, but overall what we are saying is that obviously there is an expectation rates will rise. But, our view is that that certainly will help us on our deposit side of the balance sheet.
But in addition, we have made the assumption for the purposes of modeling that there will be higher competition on the asset side, so there is a probability that margins will compress on the asset side of the balance sheet.
In order to be realistic and make sure that we have a plan here that looks after all eventualities, we’ve left the overall NIM in the book largely flat. I think you saw Steve’s slide in 3.5 and 3.7. We’re currently at about 3.59. So, that’s been our logic.
It’s very hard, Michael, to give you a precise sensitivity because there are lots of moving parts when rates move like I just said. There are aspects of our balance sheet that really benefit, but you could have an offset on the asset side.
So, it’s tough to say exactly what the sensitivity would be, but I think it’s also reasonable to assume, given the way our balance sheet is configured, higher rates do help us overall. If that were to happen, then obviously that’s a tail wind for us.
Do you want to add anything to it?
Stephen Boyle — Toronto Dominion Bank — CFO, U.S. Personal & Commercial Banking

Yes. I think the only thing that I would add is that we would expect over the period presented that there would be an increase in rates but that that increase would be fairly muted and wouldn’t be up to what we would consider to be a normalized level of rate.
So, the — I think the specific scenario that we have in here would be less than 3% on the short end of the curve, between 2.5% and 3% on the short end of the curve and about 4% on the long end.
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
The only thing that, Michael, I’d also add is that given various uncertainties in the world, what’s going on in Europe, it’s hard to exactly predict what rates would be. But, I think a lot of pundits out there are saying that rate rises will likely be delayed than what people are expecting, given all the uncertainties. So, we’ve tried to be cautious and present a scenario here that is reasonable in the circumstance.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Excellent. The next question? If I can ask you to state your name and your firm that would be fantastic.
Rupal Bhansali — MacKay Shields — Analyst
Hi, Rupal Bhansali, MacKay Shields. A couple of things come across loud and clear from your presentations, one that your business model is one about relationship banking. Two that it’s about execution, and you’ve described a collaborative culture amongst your field staff. Most banks tend to be product-centric. You are trying to be client-centric. How do you organize yourselves internally to align that cross-sell that that relationship focus that you so desire, and why is that few banks are able to actually do that?
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
If we came across as that our focus is only one side of that equation, then obviously we didn’t do a good job telling you that. We have both focuses, and I’ll let Walter give you some examples of it. But, our model is based very much, and I talked about in my slide of the regional banking model, that it’s our local people making local decisions closer to the customer.
For example, in our stores we do not have a siloed approach where it’s a commercial deposit or a small business deposit or it’s a retail deposit. Did you sell a CD? Did you sell what? All the deposits, the store manager owns those deposits just by way of example.
Do we need first-class product management capabilities to make sure we are competitive, make sure the processes by which our front-line people deliver these products are up to date and efficient, obviously we do that. We do avoid — we go out of our way to make sure it’s not a siloed approach.
So, my overall point would be that our focus is on both. We want to — it starts with the relationship. It starts with the local market understanding. It starts with our people in the market, and I couldn’t be more proud with how our model gets executed.
I mentioned in my remarks that is — this is easy to talk about, and I have that luxury. But it’s our people who have delivered this, and they’ve done a remarkable job and that’s why you see the numbers that you do.

Walter, I think B&H Photo, maybe you might — it’s probably worth repeating, because that’s where everything got delivered.
Walter Owens — Toronto Dominion Bank — Head — U.S. Commercial Banking
Sure. I think if you were to take a look at the conversations that took place around what model should we adopt, I’ll give you some of the basic tenets that I think could help answer the question.
The first is we sat in a room. Greg Braca, as an example, is sitting here. We sat in a room with the product experts and said, “First, we need accountability for both sides of the business.”
So, we decided we would run the business with a P&L for both the region as well as the product and that we would hold each one to a specific target. That immediately took a lot of the issues out of the room.
Secondly, we started to talk through in terms of how do you win lead relationships as a product. What we suddenly realized was the regional network of customer relationships is so strong that the product — the product leaders all immediately went to if we’re going to be a lead shop and we want to drive fee income in loans then we need to work through these regional networks.
Greg’s price of admission was just fairly simple. Add to the network. Quite frankly, whether it’s at Greg’s level or as we go down into the local-level ownership, that same model exists. It became relatively simple to do. We just had to align everybody from an incentive system and also align people in terms of getting credit from a business perspective. The rest took care of itself.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
The next question?
Peter Routledge — National Bank Financial — Analyst
Hi, Peter Routledge, National Bank Financial. The question’s related to your loan-to-deposit ratio, maybe one on the numerator and one on the denominator. On the numerator, your loan-growth objectives seem very prudent, which in a down-cycle is a blessing but maybe in an up-cycle might be a bit of a curse.
Why not be more aggressive on your loan growth? Can you do something through acquisitions or maybe more aggressive hiring to try and get your — particularly your commercial loan growth, for example, up?
On the denominator, what type of assets would you be comfortable matching the AMERITRADE deposits with? Could you ever see a situation where you had retail or commercial loans, some portion of retail or commercial loans matched against those AMERITRADE deposits, which is another way of asking how stable do you view that particular deposit base?
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
Let me provide you the overall perspective. I’m sure [the chaps] here will pipe in if I’m being inaccurate. Peter, lending is an unforgiving business if you get it wrong, and the growth numbers that have been presented here reflects a slow environment, it reflects an economy that has been through the Great Recession, and it reflects what we think is the prudent way of growing the bank.
Should those factors turn out to be a bigger tail wind, i.e. the economy grows faster, that some of the dislocations that we saw turn out to be short-lived, then our model, and you saw in Walter’s slides, that we can outgrow the market. We can out-perform. We can take share. So, I have every confidence that we will get that.
I think the general point of increasing the loans, the unique thing we have in the US is such a huge market, so we are in four of the top ten MSAs, the 55 million consumers within five miles of our stores, and you keep on hearing — the king pin here is our stores. That’s what — where everything starts. It’s a great opportunity, but we also wanted to make sure that we are reflective of the uncertain economic environment as well.
On your second point, Steve, maybe you should give the detail. But, we manage our treasury. It’s a — my view is it’s leading edge, one of the best treasury operations in North America. That would be my view, and we make sure that our funds-transfer pricing models reflect the deposit profile.
So, Steve, I don’t know whether there is anything specific you can provide on certain types of deposits, but we view our balance sheet and manage — our treasury operations manage such that we are not taking interest rate risk. I think many of you know — you know that, that we run a matched book.
Stephen Boyle — Toronto Dominion Bank — CFO, U.S. Personal & Commercial Banking
Yes. So, I’d say similar to our other deposits we look at the underlying characteristics of the TD AMERITRADE deposits. While there are some deposits that you would say are relatively short term in nature and you should only put short-term assets against them, there certainly are other assets that we can and do put longer-term assets against them.
So, the — really, the primary constraint is the first one, which is just making sure that we have enough growth in high-quality loans and that we look at those on a risk-adjusted basis. We’re obviously very focused on our return on capital, and I think Bharat expressed that very well.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
The next question?
John Reucassel — BMO Capital Markets — Analyst
John Reucassel from BMO Capital Markets, just a clarification, the PCL, 55 basis points, is that a normalized number? Or, is that what you expect in three years from now? What — how —?
Unidentified Company Representative
Fifty?
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
The 50 basis —?
John Reucassel — BMO Capital Markets — Analyst
The 50 — sorry, 50 basis points. Is that the normalized number, or is that something you expect 3 years from now — clarification?

Stephen Boyle — Toronto Dominion Bank — CFO, U.S. Personal & Commercial Banking
Yes. So, the 50 is a normalized number, although the number that we would expect in three years would be close to that. It would be slightly better, just based upon the mix in the portfolio, which will be a little more heavily weighted towards residential mortgages.
John Reucassel — BMO Capital Markets — Analyst
Fair enough, and then the 8% ROIC that you talked about on the USD$1.6 billion, in your supplemental you said — it looks like you corporately charged 9.5% for invested capital. a) are those two numbers comparable, the 8% and the 9.5% that’s in the supplemental and, if so, when would you expect — how many years post three years would you expect to generate the economic profit – market breakeven?
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
Yes. The key point here is that as long as we can outgrow the market, as long as it provides growth, that growth is coming at operating returns well into the 20s. Hopefully, by the end of today you will see that we have a franchise that our franchise can outgrow the market. We can provide growth on a sustained basis. As long as we are going to do that, that number will keep on increasing smartly.
And, yes, you’re citing numbers that are in the supp pack, but I think one has to view over a cycle. If you were to take the long view, TD Bank Financial Group, is a first-class organization, we’ve got a fantastic franchise, the businesses we have in Canada, in the US are second to none. We have the growth story there. We are well capitalized; I’ll let you calculate what our future cost of capital should be. But, we feel very proud —.
John Reucassel — BMO Capital Markets — Analyst
Okay.
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
That we are — we’ve been able to grow the bank organically and are able to improve our returns over time.
John Reucassel — BMO Capital Markets — Analyst
Okay. I’ll leave that there. One — on the — just on the — just on slide 38, I was interested. Walter, you talked about the spread you’re getting was 10 basis points wider than the peer group, is now almost 30 basis points wider. Yet, you’re selling your higher-quality loans, you say. So, why is someone — I know you’ve gone through a bunch of things. Is it just the process, the holistic approach that people are willing to pay you 30 basis points more than what the market is? Or, is there any other reason?
Walter Owens — Toronto Dominion Bank — Head — US Commercial Banking
What’s the essence? Quite simply, it’s the relationship between, first and foremost, the banker and the borrower. What I found when I came to TD Bank is that whether we were in northern New England,

whether we were in the mid-Atlantic states or we were in Florida, our team is extraordinarily good at creating that base relationship with a customer where they want to do business with you.
Then, I’d layer on simply the fact that we have been able to retain what makes a lot of community banks very, very competitive, which is local decision-making. Local decision-making, combined with a relationship, usually will translate into something that you’re winning based upon that relationship and you don’t have to drop to the lowest price to try and get in the gate. The team is very, very good at that. I know it sounds like a simple answer but, quite frankly, it’s not more complicated.
Stephen Boyle — Toronto Dominion Bank — CFO, U.S. Personal & Commercial Banking
I might complicate it a little bit. I think —.
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
You are the CFO, after all. The — you want to make sure of that.
Stephen Boyle — Toronto Dominion Bank — CFO, U.S. Personal & Commercial Banking
I think Walter’s team has also done a great job of looking and working with the individual lenders to make sure that the folks who were — who are mispricing their book are coming back towards the average pricing. So, I think while there’s certainly a model advantage here, I think Walter’s team has really done a good job of making sure that we don’t have anybody who’s off the farm in terms of pricing.
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
Walter, it might be worthwhile just to give the example, what do you do there?
Walter Owens — Toronto Dominion Bank — Head — US Commercial Banking
Yes. I’m just going to go into a little bit more detail. So underneath the pricing project, in the height of the crisis, the question was do you centralize pricing or do you leave it decentralized? We kind of struck a balance, which was let’s keep it decentralized but let’s have very high visibility on pricing.
This S&P data is actually at the lender level in their local market. So, I have data on every market at every lender. Steve’s point is we can track who’s doing really well and sometimes where people are struggling.
One of the best things about the data we found, our best lenders are doing the most volume were getting the highest price and were getting the most. That was pretty powerful. So as soon as people saw that data, whether it was Chris Giamo in the Long Island market here or Greg Braca, they took it and really started the operational. So, there is a little bit of science underneath it.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Thanks, Walter. Next question?

Robert Sedran — CIBC World Markets — Analyst
Rob Sedran, CIBC, I — Bharat, when you’re thinking about the importance of being top five in a market, I guess specifically I’m thinking of Florida where if you look at the ones that are ahead of you in Florida, it’s pretty much every big bank. I mean, TD’s not the only one to sort of realize that Florida’s a great market, so — prospectively. So, do you need to be top five in every one of your markets? Do you think you can get there in what is looking like a very competitive market?
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
Rob, I should clarify that, because when I was sitting there I myself said this is the obvious thing that we’ve obviously not provided enough clarity on. When we talk about having sufficient minimum scale, we go through each of the local markets.
So, do we have sufficient scale in a particular town or a particular county because banking here, unlike many other countries, is very local. So, when I talk about that, hey, we need to have sufficient scale, I’m not talking like in the State of Florida, I forget what the population is, that we need to be that in the whole state. But, the markets we choose to compete in we need to have the sufficient scale in order to out-perform the market, in fact have deposits that are higher than our fair share, based on store count.
So, yes, it’s a highly competitive market. I’m happy that we’re going from 9 stores 3 years ago to 169 stores. There are certain parts of that franchise that we now feel we’ve got sufficient scale, and with our model we think we can out-perform the market.
So, if I left you with the impression that in every state we are in we need to have 5% or be in the top five and we — otherwise we’re going to be out of the game was inaccurate, and that’s not my intent. Take New York. Greg and his team have done a great job around metro New York, but we have very little in the other parts of the state.
So, again, it is — it’s going micro, and that’s the call we make every time we enter markets as to how many stores do we need or what period of time to get that scale and then out-perform the market on the on a consistent basis.
Robert Sedran — CIBC World Markets — Analyst
So, we should think more at an MSA level than at a state level?
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
Right.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Thanks, Rob. So, why don’t we go to the phones next? We’ll come back to the room. Why don’t we got the phones next? Operator, do we have any calls on the phone?
Operator
Thank you. (Operator Instructions). There are no questions on the phone lines at this moment. Please, continue.

Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Okay. Thank you, so back to the room then, a question in the back? Thank you.
Chris Buonafede — Och-Ziff Capital — Analyst
Hi, Chris Buonafede from Och-Ziff Capital. Can I just follow up on that last question? So, with 10 stores in Boston and 37 in Washington, DC, it’s clearly some not being well represented in those markets, and if I think about — can you kind of walk me through kind of the trajectory as to how you get to a meaningful share in those markets over the next 3 years or so? Is it organic? Is it acquisition? Or, how do you — how are you thinking about those?
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
Let me talk about Boston to give you an illustration. If you look at our overall number of stores in the state of Massachusetts, we have 160-odd stores in Massachusetts. But, until about a year ago two of those 168 would have been in Greater Boston.
So the legacy banks, TD Banknorth and the legacy banks that were acquired, put a lot of focus on the other parts of Massachusetts not in Boston. We’ve taken the view that Boston is very important, that our model shows that when we have high density, when we have major metropolitan areas, we can really out-perform the market.
And so, Boston is a key initiative for us. We’ve already opened over the past few months three stores. I know Fred will get into this later on in the presentation, and our intent is to significantly increase our de novo store growth in the Boston market. We think we can replicate what we did in New York and do that in Boston, so it gives you a sense.
Just very briefly on DC, we are very happy with what we are doing in DC. Yes, it’s a small number of stores, but we’ve been very careful, which MSA do we go into, what’s our add-on plan, what pipeline do we have to build to get the scale that I talked about. We’re very happy with our plan as to how we will get there. That’s why I feel comfortable that the strategy we’ve put out gets us to the scale that we want in this market.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Well, lots of great questions on de novo and again, to Bharat’s point, Fred will be up talking a little bit about de novo. So with that, again, you’ll have the opportunity in the second Q&A session for these speakers as well as the remaining speakers. But at this point, I’d like to pause for a short break and we’ll return at 2:35. Thank you, see you shortly.
(BREAK)

PRESENTATION
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Ladies and gentlemen, we’re going to get started very shortly. If I can ask you to take your seats? Thank you very much. Welcome back from break. I hope you guys are enjoying the session already. We have a great afternoon for you as well too.
Before we go any further, in your packages, you have a survey, if I can ask you to pull that out right now. If I can ask you to complete the form during the remaining presentations, that would be fantastic.
We really appreciate your feedback. It goes a long way in helping us establish a great IR program and also helping us establish wonderful investor events like this. So if you could pull that out now, that would be much appreciated. Thank you. With that, I’d like to turn it over to Fred Graziano, Head of Retail Banking. Fred?
Fred Graziano — Toronto Dominion Bank — Head — Regional Retail Banking
Actually before we get started, I thought you might enjoy a brief video of our rebranding efforts in the New England market. So sit back and enjoy.
(VIDEO PLAYING)
Fred Graziano — Toronto Dominion Bank — Head — Regional Retail Banking
We would refer to that as a Wow!. I can’t make a presentation without showing that video. So welcome everybody. Welcome back. I’m Fred Graziano, Head of our Retail Banking.
Today I want to talk about metro New York, which having Greg Braca here, we wouldn’t do justice without talking about this great market and I hope every one of you enjoyed our tour.
I also plan to reinforce what our brand model and culture is all about. Because it is truly what makes us TD Bank, America’s Most Convenient Bank. I also want to highlight our performance from our last investor conference in 2008. I know most of you were at that conference.
Last, but not least, I will go through our growth opportunities and explain to you exactly how we’re going to achieve these goals.
On slide 51, let me give you a brief overview of what the retail bank consists of, which is our store franchise, small business and government banking. We have approximately 7 million customers serviced by 1,100 stores and further supported by our direct channels, including our call centers, which are managed by live people, 24/7, 365 days.
Finally, it’s through our Wow! the customer focus that has truly made us a leader in service and convenience in retail banking.
So let’s talk about Wow! the customer. As you can see on slide 52, it is the core of who we are. Now I know most of you think about the green that we wear, the fun that you see and you all know about our Wow! awards each year, where we recognize and celebrate the best of service and sales throughout our organization.
But the reality is Wow! the customer is so much more. It truly differentiates us from everyone else. It provides a common focus and a clear expectation of performance. Believe me, there is no ambiguity in what Wow! the customer is all about and what it does for this organization.

It also recognizes and celebrates legendary customer service and we show that each and every day, whether it’s providing Wow! stickers or showing great service examples on Team Wow!, which is our Intranet site.
It clearly is what we’ve used to build the common culture from Maine to Florida and I can assure you, with these future acquisitions, we will continue to create a common culture. Of course, we do have fun.
On page 53, let’s take a look at how you take our internal culture and align it our external brand. Clearly, you saw how we do some unique activities in the video and just think about having the pizza ordered and delivered by somebody and they say, “It’s free of charge on behalf of TD Bank, America’s Most Convenient Bank.” We would call that a Wow! experience.
So how do you take this unique approach and really what you saw in that video is what creates brand awareness. But how do you take brand awareness and create brand consideration?
You need three things. First of all, let’s talk about our brand. Clearly our brand is to be America’s most convenient bank. Our brand promise to our customers. I can assure you this organization is 100% committed to that brand promise.
But of course you need a model that supports your brand promise. When we talk about service and convenience, it’s the extended hours. It’s the penny arcades. It’s our live call centers. It’s our regional bank structure that you heard Bharat and Walter explain. That is what gives clear value in support of our model.
Thirdly, you have to have a strong culture. As I indicated, it’s built around Wow! the customer. It provides consistent execution, everything we do. I’ve got to tell you, we are fanatical about that execution.
On slide 54, what’s it take to govern this service model? How do you ensure that we’re delivering against our brand promise? Well, for us, it’s our Customer Wow! Index. We refer to it as our CWI store.
Every month, we call thousands of customers and we ask them this very basic, simple question. When you think about your recent experience, how likely are you to recommend a friend or colleague to TD Bank?
Now we take those answers and we break them down into three categories. Extremely likely, somewhat likely and less likely. We take the somewhat likely and the less likely and subtract it from the extremely likely.
Most banks would take the somewhat likely and add it to the extremely, but we don’t do that. We’re tougher on ourselves. We expect more of ourselves. Because what’s only important to us, in order to get to our CWI score, is the extremely likely. Because they’re the ones that stay with you and grow their relationship. We call them fans.
As you can see in October, we clearly didn’t deliver against our brand promise, as you can see in our CWI score. Quite honestly, it’s not unusual for your customer service level to decrease during the conversion and you can see that also occurred at TDCT, at their conversion.
But I think what’s remarkable and what the top slide really demonstrates is our recovery. Amazingly, we have been able to recover, in this space, in months versus years. That’s a commitment by our organization, service and convenience, this is incredible.
On slide 55, I’ve now discussed our unique servicing and convenience model, our brand and our culture. But how does that drive our performance? Well, there’s two types of performance. There’s our customer service performance and obviously our production performance. So let me start by talking about our service performance.

Back in June of ‘08, when we had our last investor conference, we put up some slides, and I showed you some of the things we were going to do with the legacy TD Banknorth stores, changing the store design, providing the convenience model that we have, instituting the penny arcades and what did that do for us?
Also that year, in the fall of ‘08, we rebranded the legacy Commerce footprint, but also 85 legacy TD Banknorth stores in mid-Atlantic so we would have one brand throughout that footprint. What did that do? What benefit did that derive?
Well, it showed an increase in CWI scores, as you can see here, from — in 2008, it increased 19%. It increased an additional percentage in 2009. But I think what’s really important about that, that we also surveyed 70 stores that we closed. Those customers got transferred to legacy Commerce locations and also into these 85 stores.
Yet the CWI score went up significantly. Enough that when we look at the entire legacy TD Banknorth footprint at that time, we had the highest CWI score. That’s the power of that model. So we showed you the video on the rebranding, so what happens in a much larger market? Like New England?
Well, we added conveniences that I just talked about in the mid-Atlantic to the New England. We expanded hours. We added penny arcades. Let’s talk about those results.
In 254 stores where we extended hours, we got a 23% lift in account openings. Where we added 113 penny arcades, we got an additional 7% lift. Of course with our interactive penny arcade, we had a 37% lift in Young Savers accounts.
So another interesting point is you really need Sunday hours. What does it do for you? What’s all this extended hours do? Well, the very first Sunday that we had extended hours in the New England market, our customers used us 10,000 times. Today, they’re using us over 300% more than that original 10,0000 times. The first holiday that we were open, Columbus Day, our customers used us 79,000 times. Clearly they get extended hours.
So what’s it mean to us, organizationally, Maine to Florida? Well, just this past May, our account openings Maine to Florida were up 32% and more importantly, our net account openings were up 171%. So clearly we’re growing the business. Clearly, by implementing our model, our culture, it’s delivering against our brand promise to our customers.
Now on slide 56, Steve Boyle touched on the Riverside transaction. As we continue to work through this integration, it’s becoming more and more apparent how great this acquisition has been for us. It’s been a good fit for not only the employees, but for the customers.
The second thing I want to talk about as far as the Riverside acquisition and what we found during the due diligence, and it was a great surprise for us, that their store network is actually 50% built de novo. So, clearly as the head of retail, I like de novo, and what we saw there was very good facilities, good locations, great sites, all of which we intend to build upon our model.
Then, last, but not least, continual surprise that we get every single day, how great their customer service levels are. I can’t tell you how great it aligns with our culture and delivering services.
Now on page 57, when you build a model around service and convenience, your goal is high growth and you want to do it at a low cost for deposits. So what you see here on the left side, the bar chart there, is that our same store growth is 49% higher than the market average.
Equally as important, on the right side, what you can see is that our cost of those deposits is lower than the mid-bank peer group. Clearly it’s been a winning formula that we will continue to use. Why is that?

It’s because 62% of customers surveyed, when deciding to switch banks, choose conveniences over rate. In fact, rate is very low on the scale. That’s why we institute the model that we do.
On page 58, where do we see the growth opportunities in the retail bank? Clearly, it’s in the mature store network and the maturing store network for us. I’ll talk about more of that in later slides. We’re also clearly going to continue with our de novo plan. It’s been a proven success for us and we will not change. And, I’ll talk again about that in future slides.
There is significant opportunity in growing our share of wallet. The fact is we’re very good at acquiring customers. But we need to improve upon taking these customers, expanding the relationship, turning them into clients. It’s a much more sticky relationship.
Lastly, we will improve in our underpenetrated markets, small business, while enhancing our residential mortgage and consumer loan capabilities. You’ll hear much more of that from Nandita Bakhshi in her presentation.
On 59, as you heard from Bharat earlier, and as we add store count and invest in conveniences that I’ve spoken about, we capture more of our fair share of deposits, retail deposits, than our competition. In fact, when we reach 10% store count in any market that we are in, we obtain 125% of our fair share of retail deposits. When we reach 13% of store count, we’re at 150% of our share of retail deposits available in the markets.
So what’s our plan for our store network? Well, first of all, in the mature markets, we’re going to continue to improve in facilities, in conveniences, like we have done and like I have demonstrated in the New England market. Number two, we’re going to continue to add stores in our maturing market as we’re doing here in metro New York. Then three, we’re going to combine our de novo growth in emerging markets with acquisitions, as we have done in Florida to get scale much quicker.
So let’s look at the opportunity ahead of us. On page 60, Steve Boyle discussed our great growth, so let’s review how our deposit growth numbers are derived.
On the left side, what you see there is our maturing stores versus our mature stores. What we’re doing — what we see here is that we’re operating our maturing stores at 34% less than our mature stores. Or about USD$35 million. If we simply meet our mature market average, that represents USD$7 billion in additional deposits to us. By the way, let me remind you. These de novo stores are our best sites in our best markets, with the best opportunity to grow.
So let me reinforce it through a model. Now I can clearly talk about New York City, and I will. I can also talk about Long Island, where we are getting tremendous growth numbers per store. But let’s talk about our Florida expansion. Bharat talked about it a little earlier and let’s take Riverside out.
Over the past three years, our annualized growth rate, per store in Florida, is USD$20.7 billion per store. It’s a remarkable number. We are very confident, obviously, in our de novo strategy.
Finally, our mature stores grow at approximately 3%. If we grow our mature store network at 2.6%, that represents an additional USD$6 billion in deposits. So if we take the USD$6 billion in the mature markets and we add it to the USD$7 billion, clearly we get USD$13 billion in additional growth over the next few years.
On page 61, I want to talk about our de novo capabilities. So let’s review that strategy that we believe will provide us with USD$3 billion in additional deposits.
In 2010, we will open 32 new sites. We also expect to open between 50 and 60 in the next few years, per year. Our overall development plan is to have enough store count in each market that provides us with top three in deposit share in those markets.

Now we have decided on several primary markets, they include metro New York, suburban New York, metro Boston, and obviously now Florida, given our new scale. As far as the question on Boston and I think you were referring to Boston proper, we think that that market can handle 67 new stores and understand that we completely surround the Boston market, but in Boston proper, we’ll add 67 new locations over the next handful of years to get us to the scale we need to be.
Now as you can see in the bar chart, we are very confident in this strategy, given our performance against the market average. We clearly expect to continue to outperform the industry on our de novo growth plans.
On slide 62, what better market is there to describe our performance with our de novo strategy than here in New York? So let me bring you back in time.
In 2002, in the fall of 2002, we opened our first two — legacy Commerce opened its first two stores. Today, New York City has 79 stores and USD$10 billion in nine years. Two years ago, at our last investor conference here, we had 67 stores in New York City and USD$8 billion in deposits. So just in two years, we were able to grow deposits in this market by USD$2 billion.
Now overall, metro New York consists of central New Jersey, North Jersey and New York City, the boroughs of New York City. Today, that market has USD$25 billion in deposits. Two years ago, at the last investor conference, we had USD$21 billion in deposits. So in the matter of two years, we’ve grown this market USD$4 billion in deposits. An incredible number.
Now, slide 63. Up to now, I’ve talked about our store performance, but I want to talk about how we plan to optimize our building.
Two years ago, I promised that we would deliver 25% savings in our construction costs and we would also save on energy. Today I’m happy to report that we did achieve our savings on our construction as promised and in addition to that, we have a 22% savings on our energy.
So what have we done since then? Well, the top right-hand store design that you see there is actually our new store, which is platinum LEED certified. We just opened our first platinum building here in New York City, in Queens Village. That building is 200 square feet larger than our previous prototype, yet we were able to build that at a 10% reduction in costs. More importantly, that building will save us 32% in energy.
We’ve also designed several other buildings in order to fit other markets outside of our leading metro markets that will save us up to 48% in construction costs, all of which will be LEED certified.
Then the bottom building that you see there is us thinking a little bit outside the box and what you see there is a fast food restaurant, where we’re going to convert it into a store. The reason being is construction cost for that is even more substantial in savings.
Then if you also think about it, we’re going to have tremendous savings in site costs. The parking is there, the access is there, most of these fast food restaurants already have drive-through. So it’s a perfect fit for us. By the way, we recently approved our first conversion of the fast food restaurant in our New England market.
In 2009, we saved over USD$28 million in cleaning and maintenance, signs and HVAC as we have been able to leverage our strategic sourcing efforts through our parent company. This is truly leveraging our North American capabilities. Because in 2010, we expect that number to exceed USD$44 million.
On slide 64, as I stated earlier, we see significant opportunities to capture more of our customers’ share of wallet and Nandita will discuss a lot more about our products and strategies, but as you can see, we have significant opportunity for growth versus our peers. But remember, in the US, approximately half of our footprint is through de novo growth. So you would expect us to be underpenetrated in this category.
Now in the shaded green area, you can see our plan to improve our sales capacity, but for all of you who toured 42nd and Madison today, you can see how we were able to deliver and leverage TDCT’s sales revenues system and adjust it to our incentive plan, so we can grow both revenue and product penetration.
Lastly, as we look at our 29% wallet share for deposits versus the industry norm, each 1% growth in this category represents approximately USD$1.5 billion growth. Our goal is to reach 32% in the next three years, providing us with an excess of USD$4 billion in growth.
Slide 65. Now as I’ve previously indicated, we have 400,000 small business customers. Although we’re ranked second in this highly competitive Northeast region, we have identified 4.5 million prospects that meet our profile. So what are we doing in order to take advantage of these prospects?
Well, the first thing we’ve done is we’ve added more lenders to our network and we’ve aligned them to our store network. We always talk about the success of our store franchise, so why wouldn’t we do?
Secondly, we’ve improved our small business training at our store level and what we’ve seen from that is an increase in applications for small business loans. We’ve also improved our approval rate and we’ve gotten that up substantially.
But a lot of that increase has been because of counter-offers that we’ve been able to make for our SBA program as we have instituted SBA lenders in our credit centers and SBA are government-backed guaranteed loans, for people that are concerned about risk. Then last, we continued to enhance our award-winning business direct cash management product.
Now if we just leveraged our underpenetrated markets, which you see on the left chart, that 3% slide, we can generate an additional 100,000 customers. Those 100,000 customers will provide us with USD$2 billion in new deposits. If we take the non-borrowing deposit base and we increase our penetration by 5%, we can add USD$2.6 billion in new loans.
On slide 66, we have to put this chart up because clearly we are very proud of the fact that we have earned three straight JD Power Awards nationally for small business. How did we accomplish this?
Well, we listened to our customers, that’s the first thing we did. We then aligned our business practice to that. What did our customers tell us? What did we do? Well, the first thing is we always had a willingness to lend. We have never stopped lending during this cycle, although we’ve been prudent about our decisioning.
We’ve also improved our turnaround on decisions. We decision every loan within one to three days, depending on the size of the loan. In small business, it’s anywhere up to USD$500,000. JD Power tells us the average for turnaround in the industry is seven days.
We’ve assigned a person to each small business customer because they want a contact, whether it’s store manager or a small business lender, every small business customer has its own relationship officer. Of course the thing that puts us over the edge? It’s stores. There is no greater positive response that we get from our small business customers than our stores.
So we’re very committed and very focused on our small business strategy and, we believe, it’s a winning strategy.
Finally, on page 67, let me outline our direct channel strategy as we invest significantly in these channels from a North American perspective. Our goal is simple. That’s to provide our customers with best-in-class channels to not only attract and grow new customers, but to solidify our relationships with our current clientele.
We believe that we can better engage customers by enhancing our phone, online and ATM channels, to best meet their financial needs.
Now today our channels have been primarily service-oriented and in fact we opened nearly 100% of our accounts at the store level. Recently we have added a sales manager to our call center and enhanced training as we evolve a great service experience to a legendary sales and service experience.
Amazingly, if we move to the market average for call center sales, it would equate to 75 stores worth of production.
We’re also excited about introducing mobile banking towards the end of July and that has been led and developed by TDCT for us. In addition, we have created TD Bank Realty Resource Center in April. That added a network of realtors to our online channel to increase residential mortgage originations.
Although this is a relatively new endeavor for us, we have added over 1,100 realtors to this program. They have generated us USD$180 million home applications.
So in conclusion, we’re clearly excited about our accomplishments over the last couple of years, but we are equally excited about our growth opportunities going forward for the retail bank.
At this point, I would like to introduce Nandita Bakhshi, SVP of Product Development.
Nandita Bakhshi — Toronto Dominion Bank — EVP — Retail Money-In Products
Thank you, Fred, and good afternoon, ladies and gentlemen. I am Nandita Bakhshi, I’m the new Head of Products for TD Bank, America’s Most Convenient Bank.
As a product team, our role is to design and implement compelling products and services that help realize the vision of the organic growth that Bharat talked about and the Wow! culture that Fred talked about. Over the next 15 minutes or so, I’ll share with you certain initiatives and ideas that we have in motion that will give you an idea of how we are achieving this.
In addition, we’ll talk about the regulatory landscape. Actually at our table this afternoon, we have already started to talk about amendments to Regulation E. So with that, let’s go to slide 69.
You saw this slide in Fred’s section and he noted that there’s a significant opportunity to gain wallet share of our existing customer base and to grow market share in loans and deposits. Let me put this in perspective.
As you — as many of you know, we have historically been focused on acquiring checking accounts rather than capturing the total wallet of the customer. In addition, certain businesses, like mortgages and credit cards are relatively new to the company. We’ve recently added them to our mix and brought them in-house.
In addition, you also heard Bharat talk about the fact that we have a relatively young franchise. So no wonder we are somewhat underpenetrated compared to our peers in this regard, but believe me, we recognize this is a tremendous opportunity for the bank and a strategic imperative for the product team.
In fact, we take this very seriously in the product team and we want to realize this imperative by deepening relationships with our customers, continuing to attract and build relationships with new customers, and all this while maintaining a healthy balance between growth, risk management and margin management.
Over the past few months, we have launched several new products and campaigns that have yielded terrific results. Please allow me to share with you some of these initiatives and success stories.
Let’s move to slide 70. Let me start with Elite Savings as an example of product penetration strategy. Elite Savings is a fantastic proof point of strategy at work, as it supports both prongs of the strategy: gain wallet share from existing customers and acquire new households, whose complex financial needs present tremendous cross sell opportunities for the bank.
So what is Elite Savings, I’m sure you’re asking. Well, Elite is a tiered high-yield savings product, which was rolled out from Maine through Florida last September. Believe me, this has been a great growth engine for us and its acquired over USD$5 billion of deposits just in the past few months.
USD$2.5 billion of this money is net new to the bank, acquired from new and existing customers. An average balance of an Elite Savings customer is USD$80,000.
The success is not just limited to existing customers. Elite is helping us attract high-value customers as well. Since its introduction, the number of households with Elite Savings has increased three fold.
It’s also helping us realize that cross-sell goal that we all talked about today. 80% of Elite customers have a checking account and 30% of the new customers also bought a TD credit card.
On that pricing front, we are managing profitability of the product by leveraging tiered and promotional pricing. The positive news is that we have seen minimal attrition during post-promotional periods.
This strong retention tells us that our Wow! culture is real and that our customers value our unique convenience and service proposition above and beyond the interest rate. In effect, cross-sell strategy that anchors the Elite Savings products has helped us deepen relationships with our customers.
Now let’s turn to slide 71. Let’s look at interest checking as another example of our product penetration strategy. With interest checking, our intent has been to attract a more profitable customer base and we’ve done that.
Compared to non-interest checking accounts, these customers have significantly higher balances in their accounts. They have greater use of services like debit cards, online bill payment, sticky products and also generate revenue for us and have a higher propensity to buy CDs and loans.
We are attracting these interest checking customers by leveraging the Wow! factor that Fred talked about. Our strong distribution network, best-in-class branch hours and value-added features help out tremendously. The strategy is working. We have seen impressive growth in this portfolio over the past six months.
Year-over-year, the number of accounts have grown up by 9% and balances by 14%. Our balance growth in this portfolio has been consistently above the industry average and the gap is widening.
Over the past six months, 20% of checking accounts have been opened in interest accounts and the portfolio accounts for 52% of overall checking balances. And as franchise customers, 40% of these customers also have a savings account with us. Interest checking, ladies and gentlemen, has been a tremendous growth story for us.
Now let’s go to slide 72 to talk about loans. Our strategy here is similar and quite straightforward. Grow the portfolio by increasing product penetration within existing households and attract new customers.

Leverage multiple channels, including store, web, alternative channels like realtor and TD affiliates to achieve the goals. Three, of course, maintain a high-quality, conservative credit culture.
Let’s look at mortgages, which we see as one of the most significant growth opportunity areas. To provide some historical context, until two years ago, we had virtually no mortgage business. In the northern footprint, we had an outsourcing relationship with a strategic partner and in our southern footprint, we sold off all our mortgages that we originated on the secondary market.
Since bringing this business in-house, we have delivered terrific results. Our portfolio has grown to USD$8 billion in two years. What makes us feel great is that we have achieved this growth during a recession and without having to go out on the risk curve.
The average FICO score for a mortgage customer at TD Bank, America’s Most Convenient Bank, is 760. The loan-to-value ratio is 67%. Furthermore, mortgages have a tremendous franchise value. An average mortgage customer has approximately six TD products, whereas a non-mortgage customer has two.
So how have we done this? How have we gotten to such a wonderful position? Well, a two-pronged strategy. Our multiple — our multi-channel distribution strategy has the — been the key to success here. In addition to the focus on our stores and our web, we are expanding our mortgage originator channel in key metropolitan areas and focusing on realtor relationships and our referral programs with TD AMERITRADE.
Fred talked about the Realty Resource Center success that we’ve already seen in the last 60 days. We’ve originated about USD$130 million of loans from referrals from the realtors in this network. It’s been absolutely fantastic.
In addition, we have used innovative marketing campaigns to augment our mortgage portfolio. For example, we’ve recently completed a big mortgage pay-off campaign sweepstakes, with a grand prize of USD$250,000 to pay off the winner’s mortgage.
Apart from creating wonderful buzz about the bank, it actually generated about USD$1 billion in mortgage application volume, 36% above the campaign goal that we had set up for it.
Perhaps the most important achievement in mortgages is that we have built the awareness for the product and we have signaled to our competitors and to our markets that we are in the mortgage business and that we have money to lend.
With that, guys, let’s go over to slide 73 and talk about home equity. We have a strong penetration here. But we still see opportunities for future growth. Our goals for home equity lending are modest, given the industry outlook, but our actual growth over the past year demonstrates that we can grow this business even during recessions. Or said another way, my boss would say you’ve been sandbagging.
Our strategy, again, has been to leverage the distribution channel and product innovation and campaign. So let’s talk about a very innovative marketing campaign that the team just launched.
We are driving growth in home equity business through marketing campaigns like “Make a Great Rate Better”. “Make a Great Rate Better” was the slogan of the campaign and this was our first attempt to bundle a lending product with a checking account offer. So you essentially got a break on your rate if you had a checking account with us.
So let’s talk about some of the successes we’ve seen on this. The results have been we have produced, just through the campaign period, USD$1 billion in applications. 25% of all these customers were brand new to the bank. 83% bought a checking account. I guess they wanted that rate break, eh? The average FICO of this portfolio is 773, with 63% loan-to-value.

So you can see whether it’s campaign or product innovation or anything like that, while we have tremendous growth in the portfolio, we have not compromised on the quality. We have not compromised in bringing together and bringing into the bank the full relationship of the customer.
By way of product innovation, we launched a new product called Home Equity Access Plus. This is a very innovative product because it includes an access card, rewards points, optional checking overdraft protection, all in addition to traditional home equity features. Our goal here is to differentiate both on the product side and the service side and the results of this have been absolutely tremendous.
Let’s go to slide 74 to talk about credit cards. At our table earlier today, analysts were asking me that what are you doing with the credit card portfolio, recognize that you have a rather small credit card portfolio, how are you growing it?
I’ll tell you, the team has done a tremendous job since the reintroduction of credit cards into TD’s footprint back in 2008. We’ve actually grown the portfolio faster than the industry, increasing our customer penetration from 4% to 6%.
Having said that, we understand that we are still underpenetrated compared to our competitors, but we view this as a tremendous opportunity for us to gain market share. As with other products, we’ve used unique promotions to build up penetration.
We recently bundled credit cards with checking accounts and offered the new credit card customers a rebate of USD$100 on their first credit card bill. I’m sure you’re finding that there’s a theme here and a trend here of bundling products and giving the customers a break if they buy additional products from us.
This promotion generated 15,000 approvals in six weeks and USD$132 million in high-quality credit lines. We are also leveraging the capabilities of our Canadian parent, with respect to credit underwriting, risk management and operational infrastructure to gain scale, maximize efficiencies and reduce time to market. Credit card presents a huge opportunity for us and we are on a great growth trajectory.
So let’s talk about the regulations. Let’s go to slide 75 to do that. What about the regulatory environment, you’re thinking? Well, let’s look at it.
We are aware that the US administration is carefully looking at the financial sector and that there will be changes in the regulatory landscape. Some regulatory changes are imminent and others are under consideration. So for instance, the amendment to Regulation E, which will constrain overdraft income, will take effect this summer. Restrictions on debit card interchange have been proposed and are under consideration.
We recognize that some of these regulatory mandates will impact our business and our bottom lines. That said, I am very happy to report and reiterate what Bharat said this morning, which is the financial impact of the amendment to Regulation E for fiscal 2011 will be manageable.
We will share the estimated impact with you during our third quarter earnings call. While we don’t know the eventual fate of many of these regulatory proposals under consideration, what I can tell you, and what we do know, is how we are going to respond.
Ladies and gentlemen, we are going to respond by ensuring that the customer understands the implications of these changes.
The mantra for us is high-touch and transparency. We will maintain a high-touch approach to make our customers aware of the regulatory mandate, help them understand the financial implications for them and help them make the appropriate choices for them.

As an example, we recently launched a high-touch campaign to communicate with the customers who are likely to be impacted by amendment to Regulation E. Here again, we’ve leveraged our strength as a North American powerhouse and partnered with our Canadian colleagues, running the call center to communicate with many more of our customers than our US operations may have allowed us to do.
When contacted, and I monitored a few calls myself, customers are expressing appreciation and an overwhelming number are opting in for continued overdraft protection.
Beyond that, we are striving to minimize the revenue impact of the eventual regulations to the banks by redesigning our existing products and developing new products that meet the customer needs in new ways.
The regulatory changes and the changing market conditions speak to market disruption. Market disruption often creates opportunities and we, at TD Bank, America’s Most Convenient Bank, are well positioned to take advantage of such developments.
The entire US industry will be impacted by the regulations and the new realities of banking may cause customers to reconsider their banking relationships. Our strong franchise, our legendary customer service and unparalleled convenience will allow us to benefit from the customers’ reevaluating their options.
Last, but not the least, a normalizing economic environment should allow us to earn through these regulatory changes.
In conclusion, ladies and gentlemen, what I’d like to tell you is Fred and I shared with you our retail story. If you ask us, we will tell you, it is absolutely fantastic. I’ll leave you with a key few take-aways.
As we continue to leverage our customer service and convenience model, realize the natural potential of our maturing stores, build out the store network, we will continue to deliver high-quality deposit and loan growth. Further, as we drive de novo efficiencies, develop compelling products and creative promotional programs and campaigns and grow out our small business operations, we will have the momentum to drive superior organic growth.
Thank you for your attention. Now let me ask my colleague, David Boone, to come and talk to you about emerging opportunities with TD Insurance, TD Wealth and TD AMERITRADE. David Boone?
David Boone — Toronto Dominion Bank — Executive Vice President TD Bank USA
Hi, everyone. We’re in the home stretch here, so I think I have a concise presentation for you that hopefully will be pretty impactful. As Nandita said, I’m Dave Boone. I am responsible for the bank’s Mass Affluent Customer Strategy and our relationship with TD AMERITRADE.
If you roll back to earlier this afternoon, Bharat had a slide up there with a bunch of circles on it, which he described as the bank’s secret sauce for driving organic growth in the US. What I’m going to do is talk to you about the two ingredients in that secret sauce.
The first ingredient is walking through our approach to offering wealth, investment and insurance products to our customers, which on top of what you heard from Nandita, around our banking products, really completes our financial offering.
The second thing I’m going to talk to you about is our strategic relationship with TD AMERITRADE.
Joining me today, in the audience, is Joe Fico, who runs TD Insurance here in the US and Bill Fulton, who runs TD Wealth here in the US, who will be available afterwards for questions, should you have questions about their lines of business.

I have a few key messages and take-aways for you today. We have three great opportunities for growth in this space. First, providing investments and wealth products to TD Bank’s customers. Second, we can continue to provide insurance products and services to the bank’s customer base. Finally, leveraging that great relationship that we’ve established with TD AMERITRADE, which has a large, underpenetrated national customer base.
Many of you were here two years ago and we talked about these opportunities. I think you’ll see in this presentation that we’ve made significant progress in capitalizing on them.
Let me start here with TD Insurance’s strategy in the US. Our goal for the insurance division is to become the primary insurance provider to the bank’s customer base and where we can, we’d like to attract new customers to the bank as well.
We are one of the top ten bank-owned insurance agencies across the country. Our primary markets today are throughout the northeastern US, where we have 19 offices aligned, generally, with TD Bank’s footprint. We have 377 employees serving over 443,000 customers today.
We offer both retail and corporate customers a complete range of property and casualty insurance products, as well as consumer protection products, such as identity theft protection and AD&D insurance.
Our reputation in the market demonstrates that we have a strong track record in serving mid-sized businesses within our footprint. As part of TDBFG’s global insurance group, we also do and continue to have opportunities to leverage our extensive experience with our large Canadian insurance franchise.
Our core strategies for growth for TD Insurance in the US are really quite simple. First, we simply need to continue to penetrate the bank’s retail and commercial customer base. A lot of work has been going on in this area in the past couple of years and I’d like to talk to you a little bit about the results that we have achieved.
We’ve sold over 326,000 consumer protection products to TD Bank customers. We’ve substantially grown our referrals from our store network for home and auto insurance to over 2,000 per month. We now have over 120,000 customers with home and auto insurance policies through TD Insurance.
Over 6,000 of the bank’s business customers purchase insurance through TD Insurance. As I mentioned earlier, we’re particularly strong in the middle market segment. With this level of activity, we’re really quite pleased with our results in this area.
The second element of our growth plan is to continue our expansion into the mid-Atlantic states. We’ve recently hired key insurance folks in New York, Pennsylvania and New Jersey, giving us the ability to offer insurance in these areas.
In addition, the proposed acquisition of the South Financial Group comes with a USD$100 million premium insurance agency, with seven locations in the Carolinas and Florida. It also comes with an experienced and knowledgeable management team. This is really going to provide us a solid platform for TD Insurance expansion in the Carolinas and in Florida.
While it’s still early days, the third element of our growth plan is to capitalize on the emerging needs in the healthcare space.
To sum up TD Insurance’s strategy, it’s pretty simple. The story around our insurance business is one of further penetrating the bank’s customer base and geographic expansion within the bank’s footprint.
I’d like to move on and talk about the wealth management model and investment services model that we’ve established in the US. Over the past year, we’ve completed a strategic review of our approach to offering investments to the bank’s customer base. I think we’ve come up with two — we’ve come up with a compelling business model that’s got two fundamental value propositions for our customers.
On the left side of this chart, targeted towards the bank’s high net worth customers, TD Wealth Management operates three lines of business. Private Banking offers banking services delivered in a highly personal — personalized and customized way by Private Banking representatives located throughout our footprint.
Private Investment Counsel is our discretionary money management business. We provide value-added advisory and portfolio management services using models from TD Asset Management, our asset management division. We offer these services to individuals, not-for-profits, corporations and other institutions.
Our Trust Division offers estate planning and execution services to individuals and we also offer trustee services to individuals, corporations and government agencies within our footprint.
Now, if we shift to the right-side of this chart, the newest element of our business model is the referral program and strategic relationship that we formed with TD AMERITRADE, targeted toward our mass affluent customers. I hope, and I heard from some of you, that you heard a little bit about that on the store tour today in New York, here.
TD Bank’s customers are primarily served through TD AMERITRADE’s retail division, but in addition, some of our customers will also take advantage of the advisory services provided by independent registered investment advisors, which are part of TD AMERITRADE’s institutional business.
As well, TD’s high net worth customers who need brokerage-type service — investment services are also going to be referred to TD AMERITRADE. Over time, we also expect that TD AMERITRADE will provide investor education services to our customers as well.
As we’ve said before, this model is highly unique in the industry. We’re the only large commercial bank with a meaningful strategic alliance with the top discount broker, TD AMERITRADE.
We believe this unique model will deliver a better customer experience and deliver more meaningful results for the bank, at the same time as providing a new channel of growth for TD AMERITRADE.
In the next couple of slides, I’m going to take you through some of the details of these value propositions.
Starting with TD Wealth Management. As I said, our customer focus at TD Wealth is the high net worth customers of the bank. Serving those customers, we have 120 client-facing professionals located in 24 TD Wealth offices across our footprint, primarily located in the northeast and mid-Atlantic. We offer services to both retail and commercial customers.
You might be asking how we’ve been growing this business. Our strategy has been to partner with the bank, primarily the commercial area, to drive referrals to TD Wealth, where we can help provide customers the additional services that they want and need. I would say, in many cases, the offerings of TD Wealth are an important part of TD securing a lending or deposit relationship.
We’ve heard a lot, I think, in Walter’s presentation, about the relationship model and I’d like to walk you through an example of how we’re striving to deliver an integrated value proposition to our customers.
In our Massachusetts and Rhode Island market, we have a customer that we recently extended USD$10 million of commercial credit to. The bank also has a full cash management relationship with this customer.
We’ve subsequently, through partnering, been able to grow this into a large wealth relationship. We have a multi-million dollar large investment management account and an escrow account through our corporate trust division for this customer and his business. In addition, our private banking area is working with this customer to refinance his own personal residence.
Clearly, and I think you’d agree, this is an example of TD delivering an integrated value proposition through this relationship-based model.
Our TD Wealth strategy is delivering growth. In 2009, referrals from all parts of the bank grew by over 48% year-over-year, while assets under management, assets under administration and deposits and loans in the private bank collectively were up more than 13% year-over-year.
We recently completed a five-year strategic plan for TD Wealth in the US and we’re really quite thrilled about the opportunity in front of us.
We’re going to continue to add client-facing professionals in seven key markets: New York, Long Island, New Jersey, Boston, Philadelphia, Miami and southern Florida and the District of Columbia. All aligned with TD’s footprint in the US.
It’s a — kind of exciting for us. Last week, we just opened our new TD Wealth Center in downtown Philadelphia, part of executing against that strategy. We also expect to pick up a sizeable beachhead in South Carolina through the announced acquisition of the South Financial Group.
We heard in Fred’s presentation about Wow! and customer Wow! index and legendary customer experience. Like all parts of TD, we are focused on providing a legendary customer experience.
Part of that involves designing our business and — designing our business to provide services to key customer segments where the bank has strength. These would be areas such as business owners, professionals, higher education institutions, endowments and the like. Perhaps the most critical part of delivering this legendary customer experience is our commitment within TD Wealth to the wealth management planning process.
This takes the customer through a needs-based approach to creating a financial plan that we know helps customers achieve their financial goals. To sum up our strategy in TD Wealth, our mission is to provide an integrated offering to TD’s US customer base, growing our share of customers — of our customers’ business and providing legendary customer service.
Let me move on to talk a little bit about TD AMERITRADE. Before I give you details on our new referral model, I’d like to outline what I think really makes this relationship out of the ordinary.
The exciting part for us are the extensive underpenetrated customer bases at both TD AMERITRADE and TD Bank. TD AMERITRADE has approximately 5.4 million customers across the United States. As we’ve seen quite a bit today, TD bank has leading positions in markets up and down the east coast.
This all translates into an opportunity to provide brokerage services to more than 6.5 million banking customers on the east coast of the US and banking services to TD AMERITRADE’s national customer base of 5.4 million customers. We know today that there’s very little overlap between these customer bases.
I can personally only think of a handful of retail financial institutions with this level of reach across the United States, which is really an extraordinary opportunity for TD.
If I refer back to the slide, a couple of slides ago, that had the house on it. I’d like to take you through some more details around how we’re working with TD AMERITRADE to provide investment services to our customers.

A real key element of this is the referral program that we’ve launched. We’ve positioned TD AMERITRADE as the primary provider of investment products and services to the bank’s customer base. This has definitely been a change in direction for us, as we previously had a separate bank-owned broker-dealer in the US, offering what I would describe as traditional financial advisory services. We only referred self-directed customers to TD AMERITRADE.
We looked at TD AMERITRADE’s evolution and really the direction that the market is taking towards more customer-centric distribution models. We decided to make TD AMERITRADE available to all of our customer segments.
We piloted this model in New York in the fall of 2009 and in February of this year, we announced our intention to transition our bank-owned broker-dealer over to TD AMERITRADE. This was largely completed by May of this year.
Working with TD AMERITRADE over the past several months, we’ve established multiple referral models, leveraging TD AMERITRADE’s 33 locations within our footprint. We’ve placed investment consultants that work for TD AMERITRADE in TD Bank stores and we’re also leveraging TD AMERITRADE call center to service customers that are outside the reach of some of our store locations or those consultants located in stores.
To support the referral program, we’ve entered into what I would describe as a mutually beneficial revenue sharing agreement and we’re building TD AMERITRADE referrals into the bank’s incentive program. We’ve also completed the necessary technology work to connect our respective sales management and referral systems.
Another critical element of this referral program, which I believe is quite foundational, is the establishment of our Financial Services Representative program, or FSR, as we call them internally. FSR is a customer service representative working out of one of our stores, who’s also licensed to sell annuities and trained to identify customers and send referrals to TD AMERITRADE for investments. We have over 100 FSRs today and we plan to have one in every store by the end of 2011.
It sounds like a great story, so you might be asking why are you confident that this model is going to work? Quite frankly, our New York City pilot significantly exceeded our expectations for referrals and both — and growth in customers and assets.
Not only were we be able to provide these investment services from TD AMERITRADE to the bank’s customers, but we saw great referral flow back from TD AMERITRADE to the bank for various retail and commercial products as well as referrals into our wealth management division for private banking and discretionary money management.
I think after this slide, this really completes the story of our wealth model in the US. It’s a combination of private client services, our referral program with TD AMERITRADE, supported by that growing in-store presence of FSRs.
It’s a profitable model and is designed to be more customer centric and clearly more innovative relative to any of our competitors in this space. So we’ve finished off wealth. Let’s talk about the other side of our relationship with TD AMERITRADE — the banking services that we provide to TD AMERITRADE and its customers.
In 2009, we launched several new products, including a savings account and some CDs. We also did a fair bit of restructuring with TD AMERITRADE on the sweep arrangement, whereby TD AMERITRADE customers’ excess cash in their brokerage accounts is swept to both of our bank charters in the US, TD Bank NA and TD Bank USA. This provides TD AMERITRADE customers with additional FDIC insurance.

In addition to deposit products, we also provide check processing, ACH processing and debit card issuance for TD AMERITRADE, which is leveraging TD Bank’s scale and expertise in this area.
These initiatives, coupled with TD AMERITRADE’s organic growth and cash management strategy have produced outstanding growth for TD. 28% compounded over the past four years. TD AMERITRADE held an impressive $41 billion in deposits at TD Bank at the end of the last quarter.
While we’ve seen tremendous growth in providing banking services to TD AMERITRADE, there are some opportunities that are still ahead of us and they’re quite compelling.
Looking at it from a customer point of view, I think it’s the best place to start. We would consider about 25% of TD AMERITRADE’s customers to be within TD Bank’s footprint. That is within about 15 miles of one of our store locations.
We do know, however, that outside of the sweep arrangement, only a very small percentage of TD AMERITRADE’s customers within our footprint, today, have a banking relationship with TD Bank. We want more of those relationships.
Why is this important and why is this such a compelling strategy? When a customer has both a TD AMERITRADE relationship and a TD Bank relationship, they tend to be more loyal to TD overall. They generate nearly two times the deposit level at the bank and they use, on average, 30% more products and services from TD.
We know that by more closely aligning ourselves with TD AMERITRADE, we can generate accelerated deposit and loan growth, while accessing a very attractive customer base.
Looking at this from a national perspective, not only can we target customers within our footprint for banking products, we have the opportunity to provide additional products to TD AMERITRADE customers across the country. It sounds, again, like a great opportunity and you might be asking what are we doing about this?
Well, we’ve worked quite closely with TD AMERITRADE to establish a multi-year road map to capitalize on this opportunity. Our first step outside of the deposit activities or deposit gathering activities, as I outlined earlier, is to launch a lending pilot, where TD Bank will cross-sell home equity lines of credit and mortgages to TD AMERITRADE customers, creating a new lending channel for TD Bank. This is an emerging opportunity that we are actively pursuing with TD AMERITRADE.
I’m going to close off back where I started, with the key themes that I hope you took away from this update. We are uniquely positioned in the US financial services market with lots of room for synergies across TDBFG segments, whether that be Wealth Management, Insurance, the bank, TD Bank or TD AMERITRADE. We’ve got several high-growth opportunities in the insurance and wealth management space to consolidate a bigger share of our customers’ financial wallet.
There’s also a large national and attractive underpenetrated customer base at TD AMERITRADE for banking products and services.
Finally, we have taken very concrete and deliberate steps over the past two years to start to capitalize on some of these opportunities.
I’d like to thank you for your time today and I’m going to invite Mushtak back up to the stage for the next section of our afternoon. Thank you.

Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Thanks, David. So before we conclude, we’re going to move into our second Q&A section. So if I could ask the speakers to please join me at the front.
We’ll just need a minute to set up, so I appreciate your patience. But what a great opportunity to pull out those surveys from your packages and provide some great feedback for us today. Okay. So why don’t we begin in the room. Any questions in the room?
QUESTION AND ANSWER
Steve Theriault — Bank of America/Merrill Lynch — Analyst
Good afternoon. Steve Theriault from Bank of America, Merrill Lynch. A couple of questions for Fred or Nandita. Firstly, you highlighted a variety of cross-sell opportunities that you’ll be taking advantage of over the next three years. It looks, from your disclosure here, you’re at about two products per customer? Walter shared with us the slide earlier today. Do you have a three-year target in terms of where you’d like to see products per customer at?
Then also for Fred, you mentioned an opportunity related to costs to call center sales. How much, I guess, how far behind are you relative to the average? Why the deficiency? How long do you think it’ll take you to get back to average sales at the call center?
Nandita Bakhshi — Toronto Dominion Bank — EVP — Retail Money-In Products
Sure. I’ll talk about the products. The 2.2 that you’re talking about is all on the mortgage side. So mortgage customers that have — that don’t — or, excuse me, non-mortgage customers have 2.2 at average. When you look at the overall cross-sell ratio that we have from a household perspective, they’re about 3.2
I would say that is perhaps a little bit below our peers and we’re definitely striving to make that higher and all our programs and campaigns and bundling of products is aimed towards that. So we’re definitely striving to get there.
Fred Graziano — Toronto Dominion Bank — Head — Regional Retail Banking
With respect to the call centers, first of all, our strategy has been more around service, obviously, at the call center perspective, versus sales.
So it’s a journey. I’m not going to pretend it’s not a journey. But we’re taking those necessary steps by hiring a manager to run sales. But there’s also systems issues that we are dealing with today that are part of our strategy going forward.
But I would say in 2011, we expect to see us increasing our sales levels at our call centers. But it’s training, it’s hiring and it’s also IT.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Thank you, Steve. Next question in the room?

John Reucassel — BMO Capital Markets — Analyst
John Reucassel from BMO Capital Markets.
Just, Fred, you talked about cost savings and new construction and whatnot. In the forecast for the earnings, there was no talk about efficiency ratio three years from now. I guess we’re running high 50s, close to 60%.
Where is that — where would you expect that to go? Should we be in the high 50s? Or what’s the plan?
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
Okay. Let’s see if you can make sure that the right number’s here. You’re right. We’re running efficiency ratios, I think, at 58% or so last quarter and we are not expecting that to deviate substantially. There are a couple of reasons for that, John.
Firstly, we talked about this previously, we continue to invest in our franchise. Now I won’t want to get into the decimal points, but I did say 33 new stores last year, 32 this year. Fred talked about increasing the number to 50 to 60 stores. This is a huge investment.
So I feel comfortable, you heard about Walter wanting to hire more lenders. You heard about Fred and Nandita talking about investment in our franchise. So, yes, there are opportunities here and we certainly will take advantage of that. Being a North American bank, we’ve already realized synergies. We are able to take advantage of our North American scale in technology, in operations and other various areas.
So I see great momentum there. But for our numbers that you are citing there, John, over the next three years, I don’t see a huge improvement in that. But I see that because of our heavy, heavy focus on investments. I think that’s the right thing for us to do, given that our model can drive organic growth and there’s no reason why we should not expand that model.
Would you like to add anything, Steve? Did I miss anything there.
Stephen Boyle — Toronto Dominion Bank — CFO, U.S. Personal & Commercial Banking
No. Just two more stores. One is that I’m going to continue in new stores. So were we to reduce our investment in new stores, you would see an improvement in the efficiency ratio. So I think when you compare us to peers, you have to sort of adjust for that and that is definitely a difference.
The other thing I would say is that we have mentioned a sort of a headwind related to the Reg E and some other changes that will likely be offset by improved PCLs. So if you just do the math, that’s a negative to the efficiency ratio. So we do have efficiencies built in that essentially are offsetting that headwind in the efficiency ratio.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Thanks. Next question in the room?
James Fotheringham – Paulson & Co — Analyst
Thank you. James —

Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
(inaudible — microphone inaccessible)
James Fotheringham – Paulson & Co — Analyst
— Fotheringham from Paulson & Company. Just a quick question about tax rate in the US. Your tax rate was negative last year and it’s been moving up since. How much higher can the tax rate in the US go and what impact might that have on your year-over-year target? Thanks.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Do you want to take that? Yes?
Stephen Boyle — Toronto Dominion Bank — CFO, U.S. Personal & Commercial Banking
Sure. We’re targeting a tax rate in the low to mid-20s, which is pretty consistent with international banks. So that’s up a little bit from where we are now, but we would expect that, probably, to be relatively flat over the foreseeable future.
James Fotheringham – Paulson & Co — Analyst
Just a supplementary, could you comment on the Collins amendment and its impact on leverage or bringing leverage down to domestic bank holding company levels and whether or not that could have an incremental impact on your tax rate if that were to pass. Thank you.
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
Let me take that. I can’t see you. Is that James, there? Hi. The Collins amendment, I’m sure many of you have read about it. Firstly, this is still under consideration and there are lots of amendments that are being discussed. My hope is that at the end, what emerges here, in terms of what gets passed, that there’s a sensible mix that comes out.
We’ve spent a lot of time making sure that all the stakeholders understand the intended and unintended consequences and [various] of these regulations and I think we made good progress to make sure that there’s a clear understanding.
Now on that particular amendment, there’s lots of talk. It may be phased in over time. Exactly how it will be defined, we will see what the final language is.
But overall, I see from a TD Bank Financial Group perspective, I mean this is a neutral item. It does not really impact on a consolidated basis. How it may impact particular taxes that you particularly talk about, I’m not sure. But to strategies that apply here have been tried and trusted for many, many years. I don’t expect a huge impact.

Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
The next question in the room? We’ll go to Michael and then if we can go to Sumit after, that would be great. Up at the front?
Michael Goldberg — Desjardins Securities — Analyst
Michael Goldberg, Desjardins Securities. Earlier today, you talked about the fact that you worked to avoid silos in what you’re doing. Yet, in looking at the relationship with TD AMERITRADE, both on leveraging the customers that they have and them leveraging the customers that you have, you have the ultimate of silos, two separate companies, where you only own 45% of TD AMERITRADE. So how do you overcome that issue?
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
Let me take that, Dave, and maybe then you can give you some practical examples. Michael, yes, we — TD Bank Financial Group owns 45% of TD AMERITRADE.
Any one of these strategies will only work if it’s a win-win for everybody. What we have presented here is a win-win. It’s not a one-way street, one way or the other. Frankly, this is a unique opportunity for us because I am not aware of many banks out there that can provide a first class broker — self-directed brokerage offering that has various other products that can leveraged.
So we are — we have that unique opportunity and frankly, and I’ll let Dave give you some examples, we’ve seen the workings here to work very well. It has been exceptional as to what has been done. I think the market here in New York has proven to us, as to what cross-sell really means to TD AMERITRADE. So, Dave, maybe you can give some highlights.
David Boone — Toronto Dominion Bank — Executive Vice President TD Bank USA
Sure. I think the question is eliminating organizational silos and how do you do that between two organizations.
To give you sort of a tangible example of what we’ve done on the investment referral side, particularly in the New York City pilot, we have built credit for all those referrals and all those assets into the bank’s performance metric system. So if you’re a store manager or you’re a CSR and you refer a customer to TD AMERITRADE, it feels like you’re referring it to somebody internally and you’re incented and compensated in a way that you’re comfortable with it.
Another example that we talk to our employees about is the deposit side of the relationship. The reality is, any of the cash that is sitting in a TD AMERITRADE account also flows back into the bank through this deposit relationship and so people really look at that and say yes, this really is part of the family and that’s part of the winning strategy, I think, that we have with them.
Then the third thing I would say, having had some experience in kind of strategic alliance and these types of things, it just requires a lot of energy and effort and work on a day-to-day basis to make that relationship work.
I’ll tell you, we have a great partnership with TDA. They’re putting the energy in and I know our team is putting the energy into that as well.

Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Thanks. So we’ll go now to table three, Sumit and then I think we have a question at table 12. We’ll go there next.
Sumit Malhotra — Macquarie Capital Markets — Analyst
Sumit Malhotra, Macquarie Capital Markets. You had a slide earlier in Steve’s presentation that showed the loan growth of the bank as outperform peers during the downturn. Is it fair to say one of the reasons you outperformed on credit was that loan growth was lower than peers in ‘05, ‘06, ‘07?
My question is, really, what happens next, as you managed the offense versus the defense? You’re looking at the organic loan growth, it looks like in the range of 4% to 5%. Do you feel that positions TD in line with the industry or do you feel this is a defensive bank on credit and as the meter turns or the dial turns to offense, you’re probably going to be below what you see sector wise?
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
Let me comment and maybe, Walter, you can pipe in. You say defensive on credit. It’s prudent risk management, Sumit. I think some of us have been in the lending business for many, many years. As I said earlier, if you’re lending wrong, it’s going to be unforgiving for many, many years. That got well-demonstrated through this cycle.
So I think what we have here is we are taking share, outgrowing the market. I think the numbers I saw, the slide, I’m going from memory, is we expect markets to grow by $4 billion or so and we’re going to have $8 billion of growth.
We’re opening new stores, our model is the regional banking model, where when you open a new store, we bring the entire bank to that market. Hence, we feel that we can outgrow the market in a prudent manner without going out the risk curve.
That has been the key component of our strategy and I feel confident that with the numbers we have put out there, that we can take share without going out on the risk curve. I think, Walter, you might want to give an example or two of that.
Walter Owens — Toronto Dominion Bank — Head — US Commercial Banking
Yes. Sure. I think if you look over the three years prior to the liquidity crisis, legacy banks had actually grown at levels that were above, I think, what you just said in terms of the commercial loan growth and had done pretty well in comparison to markets. So I would say we’re not going to change our risk paradigm. We’re simply going to be looking at better quality credits, than maybe some of our peers, and there’s plenty of room, as you look at the markets that we’re entering, whether it’s DC, Boston, Miami, we still have small shares in large markets.
So we think you don’t have to sacrifice on credit as the market were to become more aggressive. We simply need to penetrate markets that are already high-growth, from our perspective.
We add in some additional bankers, we’re going to be seeing more deals. I feel very confident about what we can — over the next 2 or 3 years. I don’t think that comes, Brian, at all in sacrificing from our credit risk perspective. We haven’t done it in the past, so I don’t think we need to do it in the future.

Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
I’ll also add that we are targeting higher end, healthcare, not-for-profit. I mean, those are segments that have tremendous credit metrics from our perspective and we developed that specialty.
Metro New York is a very good example of that, where we’ve been able to penetrate those specific segments very nicely and it’s a growing portfolio for us and we’re happy to be growing that side of the bank.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Thanks, Bharat. Next question at table 12.
Ohad Lederer – Veritas Investment Research — Analyst
Thanks. Ohad Lederer, Veritas Investment Research. I’m looking at slides 72 and 73, from Nandita’s presentation, just talking about home equity product penetration and the previous slide, mortgage product penetration. The results to date box both quote loan-to-value metrics. Just wondering, clarification, are those the loan-to-value on just what was originated in that campaign or is that the entire $17 billion home equity and residential mortgage portfolio?
Nandita Bakhshi — Toronto Dominion Bank — EVP — Retail Money-In Products
Great question. It’s actually a portfolio, FICO number and the portfolio loan-to-value number. I’m going to have to ask Mike Copley if he wants to add. He heads up the Money-Out division.
Mike Copley — Toronto Dominion Bank — Head — Retail Money-Out Products
(inaudible – microphone inaccessible) Both first mortgage and the home equity business, we’re a store-centric product. So the mix that we get in our originations, much as you’ve heard today, we are store focused. Our mix in both of the products is around 70% of our originations comes through our store, 20% comes through the web and the other 10% comes via the phone and the outside originators on the first mortgage case and the second mortgage over the telephone.
So we know our customers, we know their dynamics and we have very conservative credit. So we feel very good about where we are as it relates to our credit quality. As long as we stick to our discipline, which we will, we should be fine.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Thanks, Mike. Did you have a follow-up question, Ohad?
Ohad Lederer – Veritas Investment Research — Analyst
Sorry. Just one follow-on question. Is that origination stats or is there a — or are those adjusted for the sort of nationwide fall in housing prices?

Mike Copley — Toronto Dominion Bank — Head — Retail Money-Out Products
The FICOs in the deck were origination FICOs. We refresh our FICO scores every quarter and I can tell you that in the first mortgage business case, the refresh FICOs are running around 745 to 750. On the home equity side, the refresh FICOs are in the 740-745 range. So we look at that every quarter and monitor that risk going forward.
Unidentified Audience Member
(inaudible)
Mike Copley — Toronto Dominion Bank — Head — Retail Money-Out Products
Yes, we look at them at the same time. We look at HPI index on home to values at the same time.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Thanks, Mike. So before any more questions in the room, if we just check the phones. Operator, do we have any questions on the line?
Operator
There are no questions on the phone lines at this moment. Please continue.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Excellent. Thank you. So I think we have a question at table 14?
Brad Smith — Stone Cap Securities — Analyst
Thanks very much. Brad Smith, Stone Cap Securities. I had two quick questions.
On slide 30, I just wanted to make sure that I’m reading this correctly with respect to the residential for sale real estate. It looks like that non-performing ratio has gone from about 8.7% up to 25% as you’ve reduced the balance. Do you have a sense for where that’s going to top out?
My second question is just on 31, where we’re looking at peer relative charge-off rates and non-performing loan rates. I was wondering if you could give us a sense for how much your fair value accounting adjustment on the acquisitions that you’ve done, have affected those relationships.
The peer, in the industry, didn’t market portfolios to market, I presume, in 2007, the way you did. You inquired Commerce Bancorp. Do you have a sense for how those relationships will change? That gap might narrow? Thank you.
Brian Smith — Toronto Dominion Bank — EVP — Risk Management & BASEL
Let me speak to the first point, on residential for sale — no, you’re right. As the portfolios run off, the level of impaired remaining in that portfolio has increased. I think that’s to be expected because as the portfolio runs off, the better loans will pay off before the loans, which are the problem loans.

When we look at those metrics, we think we sort of crested at that level. We don’t expect that to increase materially higher than where it is today. We expect to see, as I said in my slide, I think that will start to decrease the aggregate level of exposure will start to decrease as we move through the selling season. We’re seeing a little bit more activity this year. So we’re reasonably comfortable with that. The second question, you can take that.
Stephen Boyle — Toronto Dominion Bank — CFO, U.S. Personal & Commercial Banking
There’s not a significant mark on the loan book, that’s affecting those numbers.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
So was there a follow-up question there, Brad?
Brad Smith — Stone Cap Securities — Analyst
No, I’m fine. Thanks.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Okay. Great. Thank you. Other questions in the room? Michael Goldberg?
Michael Goldberg — Desjardins Securities — Analyst
Thanks. I’m looking at slide 80 and I’m just wondering if you could provide a little bit more color on this information? So the mass affluent — okay. So the high net worth, you’re saying it’s over 750k investable assets. What’s — what are you defining as the mass affluent in here?
David Boone — Toronto Dominion Bank — Executive Vice President TD Bank USA
I’ll take that. Mass affluent, our internal definition — first of all, every bank and every brokerage firm defines this differently. So we would say high net worth, you’ve got a 750k and above investable personal assets, excluding the customers’ real estate and mass affluent, for us, is somewhere in the $100,000 to $750,000 range.
Michael Goldberg — Desjardins Securities — Analyst
Okay. So what does this translate to? If you look at your customer base at — in the bank, what portion of your customers would actually fall into, let’s say, the categories of, one, they don’t qualify for either of these. Two, they qualify for the 100 to 750. Three, they qualify for over 750. What sort of potential assets are we looking at, let’s say, on the high net worth segment in there?
David Boone — Toronto Dominion Bank — Executive Vice President TD Bank USA
So I’ll answer the customer question. Really there are virtually no customers that wouldn’t qualify for one of these value propositions. One of the great advantages of the referral model with TD AMERITRADE, is that this model works at virtually all asset levels.

So this segment that you’re seeing is kind of our internal segmentation. It’s strength is at the mass affluent level, but works for somebody who has lower than that level.
In terms of the number of customers at each segment, if you were simply to look at the US population, somewhere between 90% and 95% of that 750 or below, that 5% to 10% would fit in that high net worth.
I don’t have the stats right in front of me, but you can guess that in that high net worth space, they control a higher proportion of the assets than that 5% to 10% customer.
So if you’re thinking about our business model, again, the 6.5 million customers, and assuming that we’re largely at the US average, 90% or 95% of them, candidates for TD AMERITRADE and that referral program, and 5% — roughly 5% to 10% for the high net worth business.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Thanks, David. We probably have time for 1 or 2 more questions, if there are any questions. No? Okay. Excellent.
I think we’re good. Thank you very much to the speakers, appreciate it. With that I will ask Bharat for closing remarks. Bharat, over to you.
Bharat Masrani — Toronto Dominion Bank — Group Head, U.S. Personal & Commercial Banking
Thanks, Mushtak. Greg, did we — when they fill out the survey forms, do they get the account opening forms as well? I see this crowd being way above average in their average banking business. It will be a good thing to have.
By the way, that may be a great way to experience a legendary experience that I talked about. So thank you. That was great. Great questions. I appreciate that.
In closing, let me thank each of you for joining us today, including those on the phone or listening on the webcast. On behalf of our Investor Relations group, Mushtak and his team, and my entire management team, we appreciate the opportunity to update you on our strategy to build a better bank and to accelerate our growth in the US. You heard great initiatives. You heard what our people are thinking. You heard what our people are feeling. So it was — we really appreciate you taking the time.
One of our objectives today was to answer your questions and I’m confident, based on the session we just had, that we have done so. Having said that, if you have additional questions, please let Mushtak or his team members, they are all in the room here, know and we will be sure to follow-up. Let me provide you with some concluding observations.
One, we have an incredibly strong franchise in the US and are well positioned as the economy improves, to accelerate our organic growth and to make sure that we are getting our fair share of wallet. Our value proposition, centered on providing legendary customer experience and unparalleled convenience provides us with a competitive advantage. It is a model that consistently outperforms and takes share across all of our markets.
Second, we have a strong management team. Second to none. Second to none. That is committed to successfully integrating our acquisitions and accelerating our organic growth across the franchise.
Third, for the next three years or so, our target is to deliver approximately US$1.6 billion in earnings, more than double our adjusted earnings from 2009. In setting this target, we assume a modest growth in the economy, given some of the uncertainties in the US, including the pace of the recovery and the regulatory environment.
How do we plan to get there? If PCLs normalize, this could add USD$300 million to our earnings. Our recent FDIC acquisitions together with South Financial are targeted to add another USD$150 million annually on a pro forma basis in three years.
Our optimization of organic growth strategies, which you heard about today, are targeted to add USD$27 billion in loans and USD$29 billion in deposits to our franchise over the next few years. Together, these initiatives targeted — are targeted to add approximately USD$250 million in earnings over the next three years.
Lastly, taken as a whole, our earnings target over the next three years will allow us to improve our returns and achieve a ROIC of over 8% and strong returns on risk-based capital, which represents the best measure of our ability to grow organically in the mid-20% range.
As head of the US P&C business, my focus is on accelerating our growth and more than doubling our adjusted earnings from 2009. I, and my entire management team, are committed to doing so.
Thank you again for joining us today, for your time and attention. I look forward to seeing many of you and we talked about that earlier at the cocktail hour. With that, I will ask Mushtak to wrap up.
Mushtak Najarali — Toronto Dominion Bank — Vice President, Investor Relations
Thanks, Bharat. I hope you all truly enjoyed the session today. Before we conclude, I’ll remind you to please fill out your surveys and drop them outside the room in the box provided. And the account opening forms, as Bharat has reminded me.
I — in all sincerity though, your feedback is crucial to provide — for us providing an outstanding IR program. So we do appreciate your feedback. For those in the room, we look forward to meeting you in the cocktail hour just outside in the lobby. Thank you very much and I hope you enjoyed the day.